EXHIBIT (a)(1)(A)

Offer To Purchase For Cash

All Outstanding Shares Of Common Stock

of

Boise Inc.

at

$12.55 Net Per Share In Cash

by

Bee Acquisition Corporation

a wholly-owned subsidiary of

Packaging Corporation of America

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME,

ON OCTOBER 24, 2013, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 16, 2013 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among Packaging Corporation of America, a Delaware corporation (“Parent”), Bee Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Parent, and Boise Inc., a Delaware corporation (“Boise”). Purchaser is offering to purchase all of the outstanding shares (the “Shares”) of Boise’s common stock, par value $0.0001 per share (the “Boise Common Stock”), for $12.55 per Share (such amount or any greater amount per Share that may be paid pursuant to the Offer, the “Offer Price”), net to the holder thereof in cash, without interest thereon and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”). The Merger Agreement provides, among other things, that following completion of the Offer and subject to certain conditions, Purchaser will merge with and into Boise (the “Merger”), with Boise continuing as the surviving corporation and a wholly-owned subsidiary of Parent.

The Boise board of directors (a) has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Boise and its stockholders, (b) has unanimously adopted and approved the Merger Agreement and the transactions contemplated thereby, including that the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware and that the Merger will be consummated as soon as practicable following the consummation of the Offer, and (c) recommends that the holders of Shares of Boise accept the Offer and tender their Shares to Purchaser in the Offer.

The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer that number of Shares (without regard to Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee), which, together with the number of Shares, if any, then owned, directly or indirectly, by Parent or Purchaser or their respective subsidiaries, represents a majority of all the outstanding Shares on a fully diluted basis (after giving effect to the cancellation of outstanding stock options, restricted stock units and performance unit awards issued under the Boise Inc. Incentive and Performance Plan). The foregoing condition is referred to as the “Minimum Condition”. The Minimum Condition may not be amended or waived without the prior written approval of Boise. The Offer is also subject to other conditions, including any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired or been terminated prior to the expiration of the Offer. See Section 15—“Conditions of the Offer,” which sets forth the conditions of the Offer. There is no financing condition to the Offer.

Questions and requests for assistance may be directed to Georgeson Inc., the Information Agent, or Merrill Lynch, Pierce, Fenner & Smith Incorporated, the Dealer Manager, at their respective addresses and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent. Stockholders of Boise also may contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

The Dealer Manager for the Offer is:	The Information Agent for the Offer is:
BofA Merrill Lynch
Merrill Lynch, Pierce, Fenner & Smith Incorporated	480 Washington Blvd., 26th Floor
Bank of America Tower	Jersey City, NJ 07310
One Bryant Park	Stockholders Call Toll Free: (866) 295-3782
New York, New York 10036	Banks and Brokers Call Toll Free: (800) 223-2064
Call Toll Free: (888) 803-9655

September 26, 2013

IMPORTANT

Stockholders of Boise desiring to tender Shares must:

1.	For Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee:

•	contact the broker, dealer, commercial bank, trust company or other nominee and request that the broker, dealer, commercial bank, trust company or other nominee tender the Shares to Purchaser before the expiration of the Offer.

2.	For Shares that are registered in the stockholder’s name and held in book-entry form:

•	complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase);

•	if using the Letter of Transmittal, have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal;

•	deliver an Agent’s Message or the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, and any other required documents to Computershare Trust Company, N.A., the Depositary for the Offer, at its address on the back of this Offer to Purchase before the expiration of the Offer; and

•	transfer the Shares through book-entry transfer into the account of the Depositary before the expiration of the Offer.

3.	For Shares that are registered in the stockholder’s name and held as physical certificates:

•	complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal;

•	have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•	deliver the Letter of Transmittal (or a facsimile thereof) properly completed and duly executed, the certificates for such Shares and any other required documents to the Depositary, at its address on the back of this Offer to Purchase before the expiration of the Offer.

The Letter of Transmittal, the certificates for the Shares and any other required documents must be received by the Depositary before the expiration of the Offer, unless the procedures for guaranteed delivery described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase are followed. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through The Depository Trust Company, is at the election and risk of the tendering stockholder.

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the remainder of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety.

Securities Sought:	All of the outstanding shares (the “Shares”) of common stock, par value $0.0001 per share (the “Boise Common Stock”).

Offer Price Per Share:	$12.55, net to the holder thereof in cash (the “Offer Price”), without interest thereon and less any required withholding of taxes.

Scheduled Expiration of the Offer:	12:00 midnight, Eastern Time, on October 24, 2013.

Purchaser:	Bee Acquisition Corporation (“Purchaser”), a wholly-owned subsidiary of Packaging Corporation of America (“Parent”).

Minimum Condition:	The number of Shares validly tendered and not properly withdrawn prior to the expiration of the Offer (without regard to Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) which, together with the number of Shares, if any, then owned, directly or indirectly, by Parent or Purchaser or their respective subsidiaries, represents a majority of all the outstanding Shares on a fully diluted basis (after giving effect to the cancellation of outstanding stock options, restricted stock units and performance unit awards issued under the Boise Inc. Incentive and Performance Plan).

Recommendation of the Boise Board of Directors:	The Boise board of directors unanimously recommends that the stockholders of Boise accept the Offer and tender their Shares to Purchaser in the Offer.

Who is offering to buy my Shares?

Purchaser, a Delaware corporation, was formed for the purpose of making this Offer. Purchaser is a wholly-owned subsidiary of Parent. Unless the context indicates otherwise, in this Offer to Purchase we use the terms “us,” “we” and “our” to refer to Bee Acquisition Corporation. We use the term “Parent” to refer to Packaging Corporation of America alone, the term “Purchaser” to refer to Bee Acquisition Corporation alone and the term “Boise” to refer to Boise Inc. See the “Introduction” to this Offer to Purchase and Section 8—“Certain Information Concerning Parent and Purchaser.”

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How much are you offering to pay? Will I have to pay any fees or commissions?

We are offering to pay $12.55 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes. If you are a stockholder of Boise who has Shares registered in your name and you tender directly to Computershare Trust Company, N.A. (“Computershare”), which is the Depositary for the Offer (the

“Depositary”), you will not be charged brokerage fees or commissions. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee or commission for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in Boise. If the Offer is consummated, Parent intends to have Purchaser consummate the Merger (as described below) immediately after consummation of the Offer. Upon consummation of the Merger, Boise will become a wholly-owned subsidiary of Parent.

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and Boise have entered into an Agreement and Plan of Merger, dated as of September 16, 2013 (as it may be amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Boise (the “Merger”), with Boise continuing as the surviving corporation of the Merger.

See Section 10—“The Merger Agreement; Other Agreements” and Section 15—“Conditions of the Offer”.

What percentage of Shares do you or your affiliates currently own?

Neither we nor Parent nor any of our respective affiliates currently own any Shares.

Is the Offer subject to any financing condition?

No. The Offer is not subject to any financing condition.

Do you have the financial resources to make payment?

Yes. Parent, our parent company, will provide us with sufficient funds to purchase all Shares validly tendered in the Offer and to provide funding for our acquisition of the remaining Shares in the Merger, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement.

We estimate that we will need approximately $1.995 billion to purchase all of the Shares pursuant to the Offer, to consummate the Merger (which estimate includes, among other things, payment in respect of outstanding in-the-money options), to refinance existing indebtedness of Boise and Parent and to pay related fees and expenses. On September 16, 2013, Parent entered into a commitment letter (the “Commitment Letter”) with Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (together, the “Commitment Parties”) are party to that certain commitment letter dated as of September 16, 2013 with Parent pursuant to which the Commitment Parties, subject to the terms of the Commitment Letter: (i) committed to provide Parent with an up to $2.0 billion 364-day bridge term loan credit facility (the “Bridge Facility”) and (ii) agreed to arrange up to $1.65 billion of revolving and term credit facilities (the “Credit Facilities”). Additionally, it is contemplated Parent may issue up to $700 million in senior notes (the “Debt Offering”, and together with the Bridge Facility and the Credit Facilities, the “Debt Facilities”). Parent may issue such senior notes and incur borrowings under the Credit Facilities in lieu of the loans under the Bridge Facility, but to the extent that any loans are incurred under the Bridge Facility, Parent may refinance such loans at a later date. The proceeds from these borrowings or issuances will be used by Parent to pay a portion of the consideration to be paid in the Merger, to refinance existing indebtedness of Boise and Parent and to pay related fees and expenses. The commitment to provide the Bridge Facility is subject to certain conditions, including the absence of a Company Material Adverse Effect (as defined in the Merger Agreement, excluding clause (e) of such definition), the negotiation of definitive documentation and other customary closing conditions. The Offer is not subject to any financing condition. See Section 13—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	if we consummate the Offer, Parent will acquire any remaining Shares for the same cash price in the Merger as was paid in the Offer (i.e. the Offer Price); and

•	we, through Parent, will have sufficient funds, through available cash and committed financing facilities, to purchase all Shares tendered pursuant to the Offer and to provide funding for the Merger and related fees and expenses.

See Section 13—“Source and Amount of Funds.”

What does the Boise board of directors think of the Offer?

The Boise board of directors (a) has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Boise and its stockholders, (b) has unanimously adopted and approved the Merger Agreement and the transactions contemplated thereby, including that the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) and that the Merger will be consummated as soon as practicable following the consummation of the Offer, and (c) recommends that the holders of Shares of Boise accept the Offer and tender their Shares to Purchaser in the Offer. A more complete description of the reasons for the approval of the Boise board of directors is set forth in Boise’s Solicitation/Recommendation Statement on Schedule 14D-9, which is being mailed to the stockholders of Boise together with this Offer to Purchase. See the “Introduction” to this Offer to Purchase.

How long do I have to decide whether to tender my Shares in the Offer?

You will have at least until the expiration of the Offer to tender your Shares in the Offer. The current expiration of the Offer is 12:00 midnight, Eastern Time, on October 24, 2013, unless we extend the period of time for which the initial offering period of the Offer is open. If you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and, if so, under what circumstances?

Yes. We have agreed in the Merger Agreement that we will extend the Offer:

•

for successive periods of up to ten business days each if, on or prior to any then-scheduled expiration of the Offer, any of the conditions to the Offer set forth in Section 15—“Conditions of the Offer” of this Offer to Purchaser are not satisfied or, to the extent permitted under the Merger Agreement and applicable law, waived; provided, however, that if the sole then unsatisfied condition is the Minimum Condition, Purchaser shall so extend the Offer if and only if Boise shall have delivered to Purchaser a written request that Purchaser so extend the Offer (the maximum aggregate number of days that

Purchaser shall be required to extend the Offer pursuant to this proviso is twenty (20) business days); and provided, further, that in no event will we be required to extend the Offer beyond January 31, 2014 (the “End Date”);

•	for any period required by applicable law, including any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff or the rules and regulations, including listing standards, of the NYSE applicable to the Offer; and

•	for a period of five days following the then scheduled expiration date, if within the five day period prior to such expiration date, Boise’s board of directors has given Parent notice that it has determined to effect a change in its recommendation regarding the Offer or a termination of the Merger Agreement to accept a superior proposal.

See Section 1—“Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of any extension and will issue a press release announcing the extension not later than 9:00 a.m., Eastern Time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

What are the most significant conditions to the Offer?

We are not obligated to accept for payment or pay for any validly tendered Shares (subject to applicable rules and regulations of the SEC) and may delay the acceptance for payment of or the payment for any validly tendered Shares (subject to applicable rules and regulations of the SEC) if:

•	the number of Shares validly tendered and not properly withdrawn prior to the expiration of the Offer (without regard to Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee), which, together with the number of Shares, if any, then owned, directly or indirectly, by Parent or Purchaser or their respective subsidiaries, represents less than a majority of all the outstanding Shares on a fully diluted basis (after giving effect to the cancellation of outstanding stock options, restricted stock units and performance unit awards issued under the Boise Inc. Incentive and Performance Plan). We call this condition the “Minimum Condition.”

•	any applicable waiting period under the HSR Act has not expired or been terminated prior to the expiration of the Offer (the “HSR Condition”).

•	a change, event, occurrence or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect (as defined in the Merger Agreement) shall have occurred since the date of the Merger Agreement (the “Company Material Adverse Effect Condition”).

The Offer is also subject to a number of other conditions. We can waive some of the conditions to the Offer without Boise’s consent. We cannot, however, waive or amend the Minimum Condition without Boise’s prior written approval. See Section 15—“Conditions of the Offer” of this Offer to Purchase for a complete description of the conditions to the Offer.

How do I tender my Shares?

If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the broker, dealer, commercial bank, trust company or other nominee and request that the broker, dealer, commercial bank, trust company or other nominee tender your Shares to Purchaser on your behalf before the expiration of the Offer.

If your Shares are registered in your name and held in book-entry form (i.e., no stock certificates have been issued to you):

•	complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase);

•	if using the Letter of Transmittal, have your signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal;

•	deliver an Agent’s Message or the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, and any other required documents to Computershare, the Depositary for the Offer, at its address on the back of this Offer to Purchase before the expiration of the Offer; and

•	transfer the Shares through book-entry transfer into the account of the Depositary before the expiration of the Offer.

If your Shares are registered in your name and held as physical certificates (i.e., stock certificates have been issued to you):

•	complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal;

•	have your signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•	deliver the Letter of Transmittal (or a facsimile thereof) properly completed and duly executed, the certificates for such Shares and any other required documents to the Depositary, at its address on the back of this Offer to Purchase before the expiration of the Offer.

If you are a record holder but your stock certificate is not available or you cannot deliver your stock certificate to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please call the Information Agent at (866) 295-3782 (for stockholders) or (800) 223-2064 (for banks and brokers), or the Dealer Manager at (888) 803-9655 for assistance.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase for more details.

Until what time may I withdraw previously tendered Shares?

You may withdraw Shares that you have previously tendered in the Offer at any time until the Offer has expired. In addition, unless we shall have accepted your Shares for payment as provided in this Offer to Purchase, you may also withdraw such Shares at any time after November 24, 2013. See Section 4—“Withdrawal Rights.”

How do I properly withdraw previously tendered Shares?

If, after tendering your Shares in the Offer, you decide that you do not want to accept the Offer, you can withdraw your Shares by delivering a written notice of withdrawal with the required information to the Depositary in writing before the Offer expires. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares, and such broker, dealer, commercial bank, trust company or other nominee must effectively withdraw such Shares while you still have the right to withdraw Shares. See Section 4—“Withdrawal Rights.”

Have any stockholders previously agreed to tender their Shares?

No.

Will the Offer be followed by a merger?

Yes, unless the conditions to the Merger are not satisfied or waived. If we accept for payment and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer, and the other condition to the Merger is satisfied or waived, Purchaser will merge with and into Boise, with Boise continuing as the surviving corporation of the Merger. If the Merger takes place, Parent will own all of the Shares, and all of the remaining stockholders of Boise, other than Boise, Parent, Purchaser, any of their respective direct or indirect wholly-owned subsidiaries and any dissenting stockholders of Boise that properly exercise appraisal rights, will receive an amount in cash, without interest and less any required withholding of taxes, equal to the Offer Price. See the “Introduction” to this Offer to Purchase. See also Section 10—“The Merger Agreement; Other Agreements” and Section 15—“Conditions of the Offer” for a description of the conditions to the Merger and the Offer.

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. See Section 10—“The Merger Agreement; Other Agreements” and Section 11—“Purpose of the Offer; Plans for Boise.”

If a majority of the Shares are tendered and accepted for payment, will Boise continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to complete the Merger as promptly as practicable. If the Merger takes place, Boise no longer will be publicly owned and will cease to be listed on the New York Stock Exchange (“NYSE”), and Boise will cease to make filings with the SEC and to comply with the SEC rules regarding public companies. Even if the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that the Boise Common Stock will cease to be eligible to be traded on the NYSE or other securities exchanges, there may not be an active public trading market for the Boise Common Stock, and Boise may cease to be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See Section 12—“Certain Effects of the Offer.”

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. See Section 10—“The Merger Agreement; Other Agreements” and Section 11—“Purpose of the Offer; Plans for Boise.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

No. None of Purchaser, Parent or Boise are under any obligation to pursue or consummate the Merger if the Offer has not been earlier consummated.

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

Yes. If we accept for payment and pay for at least a majority of the outstanding Shares in the Offer, then Purchaser will be merged with and into Boise, subject to the satisfaction of the other condition to the Merger. If the Minimum Condition is not satisfied, pursuant to the Merger Agreement, we are not required to accept the Shares for purchase or consummate the Merger and we cannot amend or waive the Minimum Condition without the prior written approval of Boise.

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares in the Offer and the Offer is consummated and the Merger occurs, you will subsequently receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer, without any interest being paid on such amount. Therefore, if the Merger takes place, and you do not validly exercise your appraisal rights under Section 262 of the DGCL, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. If you do validly exercise your appraisal rights, then you may receive the judicially determined fair value of your Shares in cash.

If you decide not to tender your Shares in the Offer and we purchase the tendered Shares, but the Merger does not occur, you will remain a Boise stockholder. However, there may be so few remaining stockholders and publicly traded Shares that Boise’s Common Stock may cease to be eligible to be traded on the NYSE or other securities exchanges and there may not be an active public trading market for the Boise Common Stock. Also, as described above, Boise may cease to be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See the “Introduction” to this Offer to Purchase and Section 12—“Certain Effects of the Offer.”

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. See Section 10—“The Merger Agreement; Other Agreements” and Section 11—“Purpose of the Offer; Plans for Boise.”

What is the market value of my Shares as of a recent date?

The closing price for Shares reported on the NYSE was $12.57 per share on September 25, 2013, the last trading day before we commenced the Offer. Before deciding whether to tender, you should obtain a current market quotation for the Shares.

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15—“Conditions of the Offer” are satisfied or waived and Purchaser consummates the Offer and accepts your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $12.55 in cash, without interest, less any applicable withholding taxes promptly following expiration of the Offer. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

How will my stock options be treated in the Offer and the Merger?

Options to acquire Shares may not be tendered in the Offer. If you wish to tender Shares subject to options, you must first exercise your options (to the extent exercisable) in accordance with their terms in sufficient time to tender the Shares received in the Offer. Under the Merger Agreement, each option to purchase Shares issued under the Boise Inc. Incentive and Performance Plan that is outstanding as of the date on which Purchaser accepts for payment Shares tendered in the Offer (the date and time of such acceptance for payment, the “Acceptance Time”), whether vested or unvested, will be cancelled and the holder thereof will receive an amount in cash equal to the product of: (a) the excess, if any, of the Offer Price over the exercise price per share of such option and (b) the aggregate number of shares of Boise Common Stock issuable upon exercise of such option, subject to any withholding of taxes required by applicable law. See Section 10—“The Merger Agreement; Other Agreements” of this Offer to Purchase.

What are the material United States federal income tax consequences of tendering my Shares?

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a Boise stockholder that sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and such stockholder’s tax basis in the Shares sold or exchanged. A summary of the material United States federal income tax consequences of the Offer and the Merger is included in Section 5—“Material United States Federal Income Tax Consequences.” You should consult your tax advisor about the tax consequences to you (including the application and effect of any state, local or foreign income and other tax laws) of participating in the Offer and the Merger in light of your particular circumstances. See Section 5—“Material United States Federal Income Tax Consequences” of this Offer to Purchase for further details.

Will I have the right to have my Shares appraised?

Appraisal rights are not available in connection with the Offer, and stockholders of Boise who tender Shares in the Offer will not have appraisal rights in connection with the Merger. However, if we accept Shares in the Offer and the Merger is completed, holders of Shares will be entitled to appraisal rights in connection with the Merger if they do not tender Shares in the Offer, subject to and in accordance with Delaware law. Stockholders who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares. The value so determined could be higher or lower than the price per Share paid by us pursuant to the Offer. You should be aware that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to fair value under Section 262 of the DGCL.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders of Boise desiring to exercise any available appraisal rights under Delaware law, and is qualified in its entirety by the full text of Section 262 of the DGCL. See Section 16—“Legal Matters; Required Regulatory Approvals.”

Who should I call if I have questions about the Offer? Where do I get additional copies of the Offer documents?

You may call Georgeson Inc. at (866) 295-3782 (for stockholders) or (800) 223-2064 (for banks and brokers) with any questions and requests for assistance or to obtain additional copies of the Offer documents. Georgeson Inc. is acting as the Information Agent for the Offer. You may also call Merrill Lynch, Pierce, Fenner & Smith Incorporated at (888) 803-9655 with any questions and requests for assistance. Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as the Dealer Manager for the Offer. See the back cover of this Offer to Purchase.

To All Holders of Shares of Common Stock of Boise:

INTRODUCTION

Bee Acquisition Corporation, a Delaware corporation (the “Purchaser”), is offering to purchase all of the outstanding shares (the “Shares”) of common stock, par value $0.0001 per share (the “Boise Common Stock”), of Boise Inc., a Delaware corporation (“Boise”), at a price of $12.55 per Share (the “Offer Price”), net to the holder thereof in cash (without interest and less any required withholding of taxes), upon the terms and subject to the conditions set forth in this offer to purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with this Offer to Purchase, the “Offer”). Purchaser is a wholly-owned subsidiary of Packaging Corporation of America, a Delaware corporation (“Parent”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 16, 2013 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Boise. Under the Merger Agreement, after the completion of the Offer and subject to specified conditions, Purchaser will merge with and into Boise (the “Merger”), with Boise continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Surviving Corporation”). When the Merger is completed, each Share then outstanding (other than Shares that are held by Boise or any of its subsidiaries or by Parent or any of its wholly-owned subsidiaries or Shares held by stockholders who properly exercise appraisal rights under the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted into the right to receive $12.55, net to the holder in cash, without interest, less any required withholding of taxes. The Merger Agreement is described in detail in Section 10—“The Merger Agreement; Other Agreements” of this Offer to Purchase.

The Boise board of directors (the “Boise Board”) (a) has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Boise and its stockholders, (b) has unanimously adopted and approved the Merger Agreement and the transactions contemplated thereby, including that the Merger will be governed by Section 251(h) of the DGCL and that the Merger will be consummated as soon as practicable following the consummation of the Offer, and (c) recommends that the holders of Shares of Boise accept the Offer and tender their Shares to Purchaser in the Offer (the “Boise Board Recommendation”).

Tendering stockholders of Boise who have Shares registered in their names and who tender directly to Computershare, the Depositary for the Offer, will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any service fees or commissions. However, if a stockholder of Boise does not complete and sign the IRS Form W-9 that is included in the Letter of Transmittal or otherwise establish an exemption, he or she may be subject to a required backup United States federal income tax withholding (currently at a rate of 28%) of the gross proceeds payable to such stockholder. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.” Parent will pay all charges and expenses of the Depositary, the Dealer Manager and the Information Agent incurred in connection with the Offer. See Section 17—“Fees and Expenses.”

Purchaser is not required to purchase any Shares in the Offer unless there have been validly tendered and not properly withdrawn prior to the expiration of the Offer that number of Shares (without regard to Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) which, together with the Shares, if any, then owned, directly or indirectly, by Parent or Purchaser or their respective subsidiaries, represents a majority of all the outstanding Shares on a fully diluted basis (after giving effect to the cancellation of outstanding stock options, restricted stock units and performance unit awards issued under the Boise Inc. Incentive and Performance Plan) (the “Minimum Condition”). The Minimum Condition may not be amended or waived without the prior written approval of Boise. The Offer is also subject to other conditions, including any applicable waiting period under the HSR Act having expired or been terminated prior to the expiration of the Offer. See Section 1—“Terms of the Offer,” Section 15—“Conditions of the Offer” and Section 16—“Legal Matters; Required Regulatory Approvals.” There is no financing condition to the Offer.

In calculating the number of outstanding Shares on a fully diluted basis for purposes of determining whether the Minimum Condition has been satisfied, all stock options, restricted stock units and performance unit awards granted under the Boise Inc. Incentive and Performance Plan outstanding as of the time of determination are deemed to be cancelled and, therefore, the Shares that would be issuable with respect thereto are not included in the calculation of outstanding Shares on a fully diluted basis. Boise has informed Purchaser that, as of the close of business on September 20, 2013, it had 100,882,451 Shares outstanding. As of the close of business on September 20, 2013, Parent, Purchaser and their respective direct and indirect subsidiaries did not beneficially own any Shares. As a result, assuming that no Shares are issued (including pursuant to the exercise of any vested stock options or settlement of any restricted stock units or performance unit awards) after September 20, 2013, the Minimum Condition will be satisfied if at least 50,441,226 Shares, which represents a majority of all outstanding Shares, are validly tendered and not properly withdrawn prior to the expiration of the Offer. The actual number of Shares required to be validly tendered and not properly withdrawn to satisfy the Minimum Condition will depend upon the actual number of outstanding Shares on a fully diluted basis (determined as set forth above) on the date that Purchaser accepts Shares for payment pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will purchase all Shares validly tendered and not properly withdrawn in accordance with the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase on or prior to the expiration of the Offer. The Offer will expire at 12:00 midnight, Eastern Time, on October 24, 2013, unless Purchaser determines to, or is required to, extend the period of time for which the initial offering period of the Offer is open. See Section 1—“Terms of the Offer” for a description of Purchaser’s rights and obligations with respect to extensions of the Offer.

Following the completion of the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the DGCL, Purchaser will merge with and into Boise, with Boise continuing as the surviving corporation. Pursuant to the Merger Agreement, at the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares that are held by Parent or any of its wholly-owned subsidiaries or Shares held by stockholders who properly exercise appraisal rights under the DGCL) will, by virtue of the Merger and without any action on the part of the holders of the Shares, be converted into the right to receive $12.55, net to the holder in cash, or any higher price paid per Share in the Offer, without interest and less any required withholding of taxes (the “Merger Consideration”). Section 10 of this Offer to Purchase contains a more detailed description of the Merger Agreement. Section 5 of this Offer to Purchase describes the material United States federal income tax consequences of the sale of Shares in the Offer and the Merger.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, approval of the Merger will not require a vote of stockholders. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement, and (3) at the time that the board of directors of the company to be acquired approves the merger agreement, no other party to the merger agreement is an “interested stockholder” under the DGCL. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Boise will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Boise. Following the consummation of the Offer and subject to the satisfaction of the remaining condition to the Merger, Purchaser, Parent and Boise will take all necessary and appropriate action to effect the Merger as promptly as practicable without a meeting of stockholders of Boise in accordance with Section 251(h) the DGCL. See Section 10—“The Merger Agreement; Other Agreements.”

This Offer to Purchase and the related Letter of Transmittal contain important information that stockholders of Boise should read carefully before making any decision with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4—“Withdrawal Rights.”

The Offer is made only for Shares and is not made for any options to purchase Shares, restricted stock units or performance unit awards. However, you may tender Shares purchased prior to the Expiration Date following the exercise of vested Options.

The time, if any, at which Purchaser accepts for payment all Shares validly tendered, pursuant to and subject to the conditions of the Offer, which shall occur promptly after the scheduled expiration of the Offer (unless we extend the Offer pursuant to the terms of the Merger Agreement), is referred to as the “Acceptance Time.” The time at which the Merger becomes effective is referred to as the “Effective Time.” The Offer shall expire at 12:00 midnight (Eastern Time) on October 24, 2013 (the “Initial Expiration Date”) or, if the Offer has been extended in accordance with the Merger Agreement, at the time and date to which the Offer has been so extended (the Initial Expiration Date or such later time and date to which the Offer has been extended in accordance with the Merger Agreement, the “Expiration Date”).

The Offer is conditioned upon, among other things, the absence of the termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Condition, the HSR Condition, the Company Material Adverse Effect Condition and the other conditions described in Section 15—“Conditions of the Offer” (collectively, the “Offer Conditions”).

The Merger Agreement separately provides that we are required to extend the Offer for periods of up to ten business days each, or such number of business days as Parent may determine in its sole discretion, but not beyond January 31, 2014 (the “End Date”), in order to permit the satisfaction of all remaining conditions (subject to our right to waive any condition to the Offer (other than the Minimum Condition) in accordance with the Merger Agreement), if at any scheduled Expiration Date any condition to the Offer has not been satisfied or waived (other than the Minimum Condition, which we may not waive), for any period or periods required by applicable law, including any rule, regulation, interpretation or position of the SEC or its staff, or the rules and regulations, including listing standards, of the NYSE, and to extend the Offer for a period of five days following the then scheduled expiration date if within the five day period prior to such expiration date, Boise’s Board has given Parent notice of a change in its recommendation regarding the Offer and Merger, provided that we are not obligated to extend the Offer beyond the End Date. If, at the initial Expiration Date or any later then-scheduled Expiration Date, all conditions to the Offer (with the exception of the Minimum Condition) have been satisfied or waived, then if and only if requested by Boise, Purchaser shall extend the Offer; provided, however, that the maximum aggregate number of days that Purchaser shall be required to extend the Offer as described in this sentence is 20 business days. Notwithstanding the foregoing, Purchaser shall not be required to, and without Boise’s prior written consent will not, extend the Offer beyond the End Date.

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without the prior written approval of Boise, Purchaser cannot (i) decrease the Offer Price payable in the Offer, (ii) change the form of consideration payable in the Offer, (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) amend or waive the Minimum Condition, (v) impose any condition in addition to the Offer Conditions, amend any Offer Condition in a manner adverse to the holders of Shares or to make any condition to the Offer more onerous, (vi) extend the Expiration Date other than in accordance with the Merger Agreement or provide a “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or (vii) amend any other term of the Offer in a manner adverse to the holders of Shares.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which we may choose to make any public announcement, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act and the interpretations thereunder. The minimum period during which an offer must remain open following material changes in the terms of an offer or information concerning an offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes and the appropriate manner of dissemination. In a published release, the SEC has stated that in its view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price or percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to stockholders and investor response. In accordance with the foregoing view of the SEC and applicable law, if, prior to the Expiration Date, and subject to the limitations of the Merger Agreement, we change the number of Shares being sought or the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the 10th business day from the date that notice of such change is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such 10th business day.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of such increase in consideration.

We are not permitted to provide a subsequent offering period for the Offer without the prior written approval of Boise, and we do not expect to provide, or seek Boise’s consent for, a subsequent offering period.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the conditions to the Offer have not been satisfied. See Section 15—“Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 10—“Merger Agreement—Termination.”

On September 16, 2013, Parent entered into a commitment letter (the “Commitment Letter”) with Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (together, the “Commitment Parties”) pursuant to which the Commitment Parties committed, subject to the terms of the Commitment Letter, to (i) provide Parent with an up to $2.0 billion 364-day bridge term loan credit facility (the “Bridge Facility”) and

(ii) arrange up to $1.65 billion of revolving and term credit facilities (the “Credit Facilities”). Additionally, it is contemplated Parent may issue up to $700 million in senior notes (the “Debt Offering”, and together with the Bridge Facility and the Credit Facilities, the “Debt Facilities”). Parent may issue such senior notes in lieu of a portion of the loans under the Bridge Facility and, if Parent chooses to borrow under the Bridge Facility, it may refinance all or a portion of the Bridge Facility at a later date. Any borrowings under the Credit Facilities would also be in lieu of the loans under the Bridge Facility. The proceeds from these borrowings or issuances will be used by Parent to pay a portion of the consideration to be paid in the Merger, to refinance existing indebtedness of Boise and to pay related fees and expenses. The commitment to provide the Bridge Facility is subject to certain conditions, including the absence of a Company Material Adverse Effect (as defined in the Merger Agreement, excluding clause (e) of such definition), the negotiation of definitive documentation and other customary closing conditions. The Offer is not subject to any financing condition.

Immediately following the purchase of Shares in the Offer, we expect to complete the Merger without a vote of the stockholders of Boise pursuant to Section 251(h) of the DGCL.

Boise has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Boise’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will promptly accept for payment and promptly thereafter pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date pursuant to the Offer.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

•	the certificates evidencing such Shares (“Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”;

•	a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees or, in the case of book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal; and

•	any other documents required by the Letter of Transmittal.

Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to their Shares are actually received by the Depositary.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders of record whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or we are unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest with respect to the Shares purchased pursuant to the Offer be paid, regardless of any extension of the Offer or delay in making such payment.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary or unless otherwise mutually agreed by us and Boise.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), in each case, promptly following the expiration or termination of the Offer.

We reserve the right to transfer or assign in whole or in part from time to time to Parent or one or more direct or indirect wholly-owned subsidiaries of Parent the right to purchase all or any Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer and will in no way prejudice your rights to receive payment for Shares validly tendered and not withdrawn pursuant to the Offer.

3. Procedures for Accepting the Offer and Tendering Shares

Valid Tender of Shares. No alternative, conditional or contingent tenders will be accepted. In order for a Boise stockholder to validly tender Shares pursuant to the Offer, the stockholder must follow one of the following procedures:

•	for Shares held as physical certificates, the Share Certificates representing tendered Shares, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date (unless the tender is made during a subsequent offering period, if one is provided, in which case the Share Certificates representing tendered Shares, the Letter of Transmittal and other documents must be received before the expiration of such subsequent offering period);

•

for Shares held in book-entry form, either a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or an Agent’s Message in lieu of such Letter of Transmittal, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and such Shares must be delivered according to the book-entry transfer procedures described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case before the Expiration Date (unless the tender is made during a subsequent offering period, if one is provided, in which case the

Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal, and other documents must be received before the expiration of such subsequent offering period); or

•	the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery” before the Expiration Date.

The term “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or an Agent’s Message and any other required documents (for example, in certain circumstances, a completed IRS Form W-9 that is included in the Letter of Transmittal) must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if:

•	the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•	Shares tendered pursuant to such Letter of Transmittal are for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution” and, collectively, the “Eligible Institutions”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received prior to the Expiration Date by the Depositary as provided below; and

•	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees (or, in the case of book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal), and any other documents required by the Letter of Transmittal are received by the Depositary within three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery.

A Notice of Guaranteed Delivery may be delivered by overnight courier or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by us. In the case of Shares held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary, unless otherwise mutually agreed by us and Boise.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when the Acceptance Time occurs, we will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions to the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders we determine not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of us, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment as Proxy. By executing the Letter of Transmittal (or taking action resulting in the delivery of an Agent’s Message) as set forth above, unless Shares relating to such Letter of Transmittal or Agent’s Message are properly withdrawn pursuant to the Offer, the tendering stockholder will irrevocably appoint our designees, and each of them, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective if and when, and only to the extent that, we accept such Shares for payment pursuant to the Offer. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each of our designees will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including in respect of any annual, special or adjourned meeting of Boise’s stockholders or otherwise, as such designee in its sole discretion deems proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon the occurrence of the Acceptance Time, we must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Boise’s stockholders.

Boise Options, Boise RSUs, Boise Performance Unit Awards and Boise Restricted Stock. The Offer is made only for outstanding Shares and is not made for any Boise Options, Boise RSUs or Boise Performance Unit Awards. See Section 10 —“The Merger Agreement; Other Agreements—Merger Agreement—Treatment of Options, RSUs, Performance Unit Awards and Restricted Stock Awards” for a description of the treatment of the Boise Options, Boise RSUs, Boise Performance Unit Awards or Boise Restricted Stock.

Backup Withholding. To prevent federal “backup withholding” with respect to payment of the Offer Price for Shares purchased pursuant to the Offer, each stockholder (including any stockholder that tenders Shares into the Offer pursuant to the book-entry transfer procedures described above in this Section 3) must provide the Depositary with its correct taxpayer identification number and certify that it is not subject to backup withholding by completing the IRS Form W-9 that is included in the Letter of Transmittal or by otherwise certifying such stockholder’s exemption from backup withholding. See Instruction 11 set forth in the Letter of Transmittal and Section 5—“Material U.S. Federal Income Tax Consequences” of this Offer to Purchase for a more detailed discussion of backup withholding.

4. Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and may also be withdrawn after November 24, 2013, which is the 60th day from the commencement of the Offer, unless such Shares have already been accepted for payment by us pursuant to the Offer.

For a withdrawal to be proper and effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares—Book-Entry Transfer,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4 and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, Shares that have been properly withdrawn may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares—Valid Tender of Shares.”

No withdrawal rights will apply to Shares tendered in any subsequent offering period that we elect to provide (as described in more detail in Section 1—“Terms of the Offer”) or to Shares previously tendered into the Offer and accepted for payment.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us in our sole discretion. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, regardless of whether or not similar defects or irregularities are waived in the case of other stockholders. None of us, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Material United States Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of the Offer or Merger. This summary does not purport to consider all aspects of U.S. federal income taxation that might be relevant to holders of Shares. For purposes of this discussion, we use the term “U.S. holder” to mean a beneficial owner of Shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions;

•	a trust that (i) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

For purposes of this discussion, we use the term “non-U.S. holder” to mean a beneficial owner of Shares that is, for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on gain from a sale or exchange of common stock.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partner of a partnership holding Shares should consult the partner’s tax advisor regarding the U.S. federal income tax consequences of the Offer or Merger to such partner.

This discussion is based on current law, which is subject to change, possibly with retroactive effect. The discussion applies only to holders who hold Shares as capital assets, and does not apply to Shares received in connection with the exercise of employee stock options or otherwise as compensation, stockholders who hold an equity interest, actually or constructively, in Parent or the surviving corporation after the merger, stockholders who validly exercise their rights under the DGCL to object to the merger or to certain types of holders who may be subject to special rules (such as insurance companies, banks, tax-exempt organizations, financial institutions, broker-dealers, partnerships, S corporations or other pass-through entities, mutual funds, traders in securities who elect the mark-to-market method of accounting, stockholders subject to the alternative minimum tax or the unearned income “Medicare” tax, stockholders that have a functional currency other than the U.S. dollar or stockholders who hold Shares as part of a hedge, straddle, constructive sale or conversion transaction). This discussion also does not address the receipt of cash in connection with the cancellation of shares of restricted stock units, or any other matters relating to equity compensation. The discussion does not address foreign, state, local or estate tax matters.

U.S. Holders. The receipt of cash for Shares in the Offer or Merger will be a taxable transaction for United States federal income tax purposes. In general, a U.S. holder who receives cash in the Offer or Merger will recognize capital gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received in exchange for such Shares (determined before the deduction of any applicable withholding taxes) and the U.S. holder’s adjusted tax basis in such Shares. If a U.S. holder acquired different blocks of Shares at different times or different prices, such holder must determine its tax basis and holding period separately with respect to each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss will be long-term capital gain or loss provided that a U.S. holder’s holding period for such Shares is more than one year at the time of completion of the Offer or Merger, as applicable. Long-term capital gains for certain non-corporate U.S. holders, including individuals, are generally eligible for a reduced rate of federal income taxation. There are limitations on the deductibility of capital losses.

Cash payments made pursuant to the Offer or Merger will be reported to holders of Shares and the United States Internal Revenue Service to the extent required by the Internal Revenue Code of 1986, as amended (the “Code”) and applicable regulations of the United States Treasury. Under the Code, a U.S. holder of Shares (other than a corporation or other exempt recipient) may be subject, under certain circumstances, to information reporting on the cash received in the Offer or Merger. Backup withholding also may apply with respect to the amount of cash received in the Offer or Merger, unless the U.S. holder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Non-U.S. Holders. Any gain realized on the receipt of cash in the Offer or Merger by a non-U.S. holder generally will not be subject to United States federal income tax unless:

•	The gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable United States income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	The non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the cash disposition, and certain other conditions are met; or

•	Boise was a “United States real property holding corporation” for United States federal income tax purposes within the five years preceding the Merger.

A non-U.S. holder whose gain is described in the first bullet point above will be subject to tax on its net gain in the same manner as if it were a U.S. holder. In addition, such a non-U.S. holder that is a corporation may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits (including such gain) or at such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point above will be subject to tax at a 30% flat rate on the gain recognized, equal to the difference, if any, between the amount of cash received in exchange for Shares and the non-U.S. holder’s adjusted tax basis in such Shares, which may be offset by U.S. source capital losses even though the individual is not considered a resident of the United States. To the extent that a non-U.S. holder’s income is eligible for a reduced rate of withholding tax under a treaty, such non-U.S. holder may obtain a refund of excess amounts withheld by filing a properly completed claim for refund with the Internal Revenue Service. We do not believe that Boise is, or has been during the five years preceding the Offer or Merger, a United States real property holding corporation for U.S. federal income tax purposes.

6. Price Range of the Shares; Dividends

The Shares are listed and principally traded on the NYSE under the symbol “BZ.” The Shares have been listed on the NYSE since 2008.

The following table sets forth, for the calendar quarters indicated, the high and low sales prices per Share as reported on the NYSE based on published financial sources:

	High	Low
Year Ended December 31, 2011:
First Quarter	$9.60	$7.96
Second Quarter	9.85	6.70
Third Quarter	8.20	4.36
Fourth Quarter	7.15	4.44
Year Ended December 31, 2012:
First Quarter	8.59	7.10
Second Quarter	8.29	6.39
Third Quarter	9.00	6.59
Fourth Quarter	9.18	7.62
Year Ended December 31, 2013:
First Quarter	8.98	7.76
Second Quarter	8.85	7.45
Third Quarter (through September 25, 2013)	12.74	8.35

The Offer Price of $12.55 per Share represents an approximate:

•	26.0% premium to the closing price per Share reported on the NYSE on September 13, 2013, the last full trading day before we announced the execution of the Merger Agreement and the Offer;

•	25.4% premium to the 52-week-high intraday price per Share reported on the NYSE for the period ended September 13, 2013, the last full trading day before we announced the execution of the Merger Agreement and the Offer; and

•	39.1%, 41.9%, 47.1% and 48.2% premium over the volume-weighted average trading prices for the Shares for the one-month, three-month, six-month and 12-month periods, respectively, ending on September 13, 2013, the last full trading day before we announced the execution of the Merger Agreement and the Offer.

On September 25, 2013, the last trading day before we commenced the Offer, the closing price of Shares reported on the NYSE was $12.57 per Share.

We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares.

Boise paid a special cash dividend of $0.72, $0.48, $0.40, and $0.40 per common share on December 12, 2012, March 21, 2012, May 13, 2011, and December 3, 2010, to shareholders of record at the close of business on November 28, 2012, March 9, 2012, May 4, 2011, and November 17, 2010, respectively. The total dividend payouts were approximately $119.7 million, $47.9 million, and $32.3 million, in 2012, 2011, and 2010, respectively. Under the terms of the Merger Agreement, Boise is not permitted to declare or pay any dividend in respect of the Shares without Parent’s prior written consent. See Section  10—“Merger Agreement—Interim Operations.”

7. Certain Information Concerning Boise

Except as otherwise set forth in this Offer to Purchase, the information concerning Boise contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of Purchaser, Parent, the Information Agent, the Depositary or the Dealer Manager take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by Boise to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to Purchaser, Parent, the Information Agent, the Depositary or the Dealer Manager.

General. Boise was incorporated in Delaware in 2007. The principal executive offices of Boise are located at 1111 West Jefferson Street, Suite 200, Boise, Idaho 83702-5388 and the telephone number is (208) 384-7000.

As described in the joint press release announcing the execution of the Merger Agreement, issued by Parent and Boise on September 16, 2013, Boise manufactures a wide variety of packaging and paper products. Boise’s range of packaging products includes linerboard and corrugating medium, corrugated containers and sheets, and protective packaging products. Boise’s paper products include imaging papers for the office and home, printing and converting papers, and papers used in packaging, such as label and release papers.

Available Information. Boise files annual, quarterly and current reports, proxy statements and other information with the SEC. Boise’s SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document Boise files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Boise maintains a website at www.boiseinc.com. These website addresses are not intended to function as hyperlinks, and the information contained on Boise’s website and on the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.

Certain Boise Projections. To our knowledge, Boise’s management does not as a matter of course make public projections as to its future performance or earnings. Given the cyclical, commodity nature of its businesses, projections for extended periods become highly speculative and unreliable. However, before entering into the Merger Agreement, representatives of Parent and Purchaser conducted a due diligence review of Boise, and in connection with this review Parent and Purchaser received certain non-public forward-looking information concerning Boise’s anticipated operating performance for fiscal years ended December 31, 2013, 2014 and 2015 (detailed in the “Summary Management Forecast” table below). Boise advised Parent and Purchaser of certain assumptions, risks and limitations relating to these projections, as described below, and that Boise has not as a matter of course made public any projections as to future performance or earnings.

The financial projections reflect numerous estimates and assumptions made by the management of Boise with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Boise’s business, all of which are difficult to predict and many of which are beyond Boise’s control and none of which were subject to approval by Parent and Purchaser. These projections do not give effect to the Offer or the Merger, or any alterations that Boise’s management or board of directors may make to Boise’s operations or strategy after the completion of the Offer and the Merger. As a result, there can be no assurance that the assumptions made in preparing the projections will prove accurate, that projected results will be realized or that actual results will not be significantly higher or lower than projected. Since the projections cover multiple years, such information by its nature becomes less certain with each successive year. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections due to numerous risks and uncertainties, including, but not limited to, risks and uncertainties described in reports filed by Boise with the SEC under the Exchange Act, including, without limitation, under the heading “Risk Factors” in Boise’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

All projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in Boise’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and Quarterly Report on Form 10-Q for the quarters ended March 31, 2013 and June 30, 2013. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in Boise’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and Quarterly Report on Form 10-Q for the quarters ended March 31, 2013 and June 30, 2013 are not applicable to any forward looking statements made in connection with the Offer. Boise’s filings with the SEC are available at www.sec.gov.

Although Parent and Purchaser were provided with the projections summarized above, they did not base their analysis of Boise on these projections. Boise advised Parent and the Purchaser that the financial projections were prepared solely based on Boise’s internal plans and used in support of strategic planning and not with a view toward public disclosure or toward complying with generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The financial projections included below were prepared by Boise’s management. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, or “GAAP,” and neither Boise’s independent registered public accounting firm nor any other independent accountants have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance with respect to such information or its achievability. Furthermore, the financial projections may differ from publicized analyst estimates and forecasts and do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the Offer and the Merger.

Readers of this Offer to Purchase are strongly cautioned not to place undue reliance on the financial projections set forth below.

The inclusion of the projections in this Offer to Purchase should not be regarded as an indication that any of Boise, Purchaser, Parent or their respective affiliates, advisors or other representatives considered or consider the projections necessarily predictive of actual future events, and the projections should not be relied upon as such. None of Boise, Purchaser, Parent or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the projections and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. None of Boise, Purchaser or Parent intends to make publicly available any update or other revisions to the projections, except as required by law. None of Boise, Purchaser, Parent or their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any of Boise’s stockholders or any other person regarding the projections, including the ultimate performance of Boise compared to the information contained in the projections or that forecasted results will be achieved. The projections are not being included in this Offer to Purchase to influence a shareholder’s decision whether to tender his or her Shares in the Offer, but because the projections were provided to Parent and Purchaser.

SUMMARY MANAGEMENT FORECAST

(Amounts in Millions)

	FY 2013F (1)	FY 2014P	FY2015P
Sales	$2,453	$2,457	$2,522
EBITDA	$325	$379	$415
Capex	$181	$227	$148
Free Cash Flow	$95	$58	$172

(1)	2013 numbers exclude one-time items and the cold outage costs at Boise’s mill in DeRidder, Louisiana

8. Certain Information Concerning Parent and Purchaser

Purchaser. We are a Delaware corporation and a wholly-owned subsidiary of Parent and were formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Offer and the Merger. To date, we have not carried on any activities other than those related to our formation, the Merger Agreement, the Offer and the Merger. We have minimal assets and liabilities other than the contractual rights and obligations as set forth in the Merger Agreement. Following the consummation of the Offer and the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we will merge with and into Boise, with Boise continuing as the surviving corporation. Our principal executive offices are located at 1955 West Field Court, Lake Forest, Illinois 60045. Our business telephone number is (847) 482-3000.

Parent. Parent is a Delaware corporation. The business address of Parent is 1955 West Field Court, Lake Forest, Illinois 60045. The business telephone number for Parent is (847) 482-3000. Parent is the fourth largest producer of containerboard and corrugated packaging products in the United States with sales of $2.8 billion in 2012. Parent operates four paper mills and 71 corrugated product plants in 26 states across the country.

Additional Information. Certain information concerning our directors and executive officers and the directors and executive officers of Parent is set forth in Schedule I to this Offer to Purchase.

Except as set forth elsewhere in this Offer to Purchase (including Section 9—“Background of the Offer; Past Contacts or Negotiations with Boise”, Section 10—“The Merger Agreement; Other Agreements”, and Schedule I): (i) neither we nor Parent nor, to our knowledge or the knowledge of Parent after reasonable inquiry, any of the persons or entities listed in Schedule I, or any associate or affiliate of the foregoing, beneficially owns or has a right to acquire any Shares or any other equity securities of Boise, (ii) neither we nor Parent nor, to our knowledge or the knowledge of Parent after reasonable inquiry, any of the persons or entities referred to in clause (i) has effected any transaction in the Shares or any other equity securities of Boise during the 60-day period preceding the date of this Offer to Purchase, (iii) neither we nor Parent nor, to our knowledge or the knowledge of Parent after reasonable inquiry, any of the persons listed on Schedule I, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Boise, (iv) during the two years prior to the date of this Offer to Purchase, there have been no transactions between us and Parent, its subsidiaries or, to our knowledge or the knowledge of Parent after reasonable inquiry, any of the persons listed in Schedule I, on the one hand, and Boise or any of its executive officers, directors or affiliates, on the other hand, (v) during the two years prior to the date of this Offer to Purchase, there have been no negotiations, transactions or contracts between us, Parent, our or its subsidiaries or, to our knowledge or the knowledge of Parent after reasonable inquiry, any of the persons listed in Schedule I, on the one hand, and Boise or any of its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets and (vi) there are no present or proposed material agreements, arrangements, understandings or relationships between us, Parent or any of our or its respective executive officers, directors or affiliates, on the one hand, and Boise or any of its executive officers, directors or affiliates, on the other hand.

Neither we nor Parent nor, to our knowledge or the knowledge of Parent after reasonable inquiry, any of the persons listed on Schedule I, has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we and Parent have filed with the SEC a Tender Offer Statement on Schedule TO (which we refer to as the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO and such documents are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document filed by us and/or Parent with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Parent maintains a website at www.packagingcorp.com. These website addresses are not intended to function as hyperlinks, and the information contained on Parent’s website and on the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.

9. Background of the Offer; Past Contacts or Negotiations with Boise

In the ordinary course of business, Parent regularly evaluates strategic opportunities for investment purposes and long-term growth potential.

During the first week of January 2013, Paul Stecko, Parent’s Executive Chairman, telephoned Carl Albert, the Chairman of the Boise Board, to express interest in potential strategic opportunities with Boise. Following their telephone conversation, Mr. Stecko and Mr. Albert agreed to meet in Los Angeles, California on January 17, 2013 in order to continue their discussions.

On January 17, 2013, Mr. Stecko and Mark Kowlzan, Parent’s Chief Executive Officer, met in Los Angeles, California with Mr. Albert and Alexander Toeldte, the President and Chief Executive Officer of Boise, to discuss potential strategic opportunities and, in particular, Parent’s potential interest in Boise’s packaging business.

On February 28, 2013, at a regularly scheduled meeting of the Board of Directors of Parent (the “Parent Board”), management of Parent advised the Parent Board of potential interest in a strategic transaction with Boise. The Parent Board expressed support for management’s interest in Boise and authorized further exploration of a potential strategic transaction with Boise.

On March 3, 2013, Mr. Stecko and Mr. Albert discussed Parent’s potential interest in acquiring Boise’s packaging business or possibly all of Boise.

In late March 2013, a representative of Boise’s financial advisor, J.P. Morgan Securities LLC (“J.P. Morgan”), contacted a representative of Parent’s financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), to determine the type of transaction, if any, Parent was interested in pursuing. The BofA Merrill Lynch representative indicated, at the direction and on behalf of Parent, that Parent’s preference was to explore an acquisition of Boise’s packaging business.

On April 1, 2013, a representative of J.P. Morgan contacted a representative of BofA Merrill Lynch to address Parent’s expressed need to better understand whether a transaction for only certain assets of Boise, or a transaction for all of Boise, would be possible before Parent proceeded to sign a confidentiality agreement and conduct further due diligence.

On April 8, 2013, Parent sent an indication of interest to Boise to acquire all outstanding shares of Boise at a price of $10.75 per share or, alternatively, to purchase Boise’s packaging business on a debt-free basis for between $1.225 and $1.275 billion. Parent’s indication of interest was confirmed in a follow-up telephone call from a representative of BofA Merrill Lynch to a representative of J.P. Morgan.

On May 1, 2013, at a regularly scheduled meeting of the Parent Board following the 2013 annual meeting of Parent’s stockholders, management of Parent updated the directors on its exploration of a potential strategic transaction with Boise, including potential acquisition proposals for all of Boise or, alternatively, Boise’s packaging business on a stand-alone basis.

On May 2, 2013, Parent and Boise Paper Holdings, L.L.C., a wholly-owned subsidiary of Boise, executed a confidentiality agreement. On May 6, 2013, Boise informed Parent that it would only be in a position to discuss a potential sale of Boise’s packaging business at that time. Later that week, Parent proceeded with due diligence.

On May 14, 2013, management of Boise met with management of Parent in Chicago, Illinois. At the meeting, management of Boise gave a presentation regarding Boise’s packaging business.

On May 29, 2013, Parent sent Boise a letter setting forth an indication of interest at a valuation of $11.00 per share for an acquisition of all of Boise.

In early June 2013, Mr. Albert telephoned Mr. Stecko to encourage Parent to present a higher price for all of Boise, indicating that Boise was again in discussions with other interested parties.

On June 12, 2013, management of Boise met with management of Parent in Salt Lake City, Utah. At the meeting, management of Boise gave a presentation regarding Boise’s paper business.

On June 19, 2013, Parent advised Boise that it was no longer interested in purchasing Boise as a whole, but remained interested in purchasing Boise’s packaging business. Over the next three weeks, representatives of Parent and Boise discussed possible transaction structures and valuations that could be attractive to both companies, however, Parent and Boise were not able to agree on a transaction structure and valuation that was mutually acceptable. Accordingly, on July 12, 2013, Parent and Boise ceased discussions regarding a potential strategic transaction.

On August 27, 2013, at a regularly scheduled meeting of the Board of Directors of Parent, following a review of various strategic alternatives, the Parent Board authorized management of Parent to re-approach Boise regarding interest in a potential strategic transaction with Boise.

At the beginning of September 2013, a member of Boise Board and a member of the Parent Board discussed further the possibility of a transaction between the two parties. On September 3, 2013, Mr. Stecko called Mr. Albert to indicate that Parent was prepared to offer $11.75 per share in an acquisition of all of Boise and could proceed on an expedited timeline. Following this conversation, Mr. Albert received a letter from Mr. Stecko reflecting the $11.75 per share proposal and requesting that Boise enter into a 21-day exclusivity agreement with Parent.

On September 4, 2013, Mr. Stecko and Mr. Albert discussed Parent’s proposal. Mr. Albert expressed that in order for Boise to enter into an exclusivity agreement, Parent would need to meaningfully increase its proposal. Mr. Stecko indicated a willingness of Parent to increase its proposal to $12.10 per share and to engage in expedited due diligence, but reiterated Parent’s position that it would require Boise to enter into an exclusivity agreement.

On September 5, 2013, Mr. Albert sent a letter to Mr. Stecko to confirm the $12.10 per share price proposed in their earlier conversation and laying out a proposed timeline for signing a definitive agreement by no later than September 27, 2013.

On the evening of September 5, 2013, in accordance with Parent’s directives, BofA Merrill Lynch sent a draft exclusivity agreement on behalf of Parent to J.P. Morgan.

On September 6, 2013, a representative of Boise sent to a representative of Parent a draft of a confidentiality agreement to be entered into prior to Parent being permitted to re-commence due diligence on Boise non-public information.

On September 7, 2013, Mr. Albert called Mr. Stecko to inform him that, given the apparently competitive nature of a third party proposal received by Boise, as compared to Parent’s proposal, Boise would not proceed on an exclusive basis with Parent, although Boise would proceed to negotiate a transaction with Parent on the proposed timeframe.

On the morning of September 8, 2013, Kent Pflederer, Parent’s Senior Vice President, Legal and Administration, telephoned Karen Gowland, Boise’s Senior Vice President, General Counsel and Secretary, to confirm that Parent would proceed with due diligence and negotiation of a definitive agreement without an exclusivity agreement with Boise. Later that day, Parent entered into a confidentiality agreement with Boise Paper Holdings, L.L.C., which superseded their existing confidentiality agreement.

On September 8, 2013, representatives of Parent began confirmatory due diligence work with representatives of Boise.

From September 9 through September 12, 2013, representatives of Parent toured Boise’s mills and other facilities.

On the evening of September 9, 2013, Mr. Stecko called Mr. Albert to inform Mr. Albert that the confirmatory due diligence process was proceeding well and that he believed Parent would be ready to sign a definitive agreement by the following weekend. Mr. Stecko requested that Boise continue to work with Parent in accordance with its proposed timeline.

On September 10, 2013, representatives of J.P. Morgan and representatives of Boise each communicated the position that in order for Boise to proceed as proposed by Parent, it would likely be necessary for Parent to increase its price above $12.10 per share. Also on that day, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), Boise’s outside legal counsel, sent to Mayer Brown LLP (“Mayer Brown”), Parent’s outside legal counsel, a draft acquisition agreement contemplating a tender offer followed by a back-end merger that would be consummated in accordance with Section 251(h) of the DGCL.

On the evening of September 12, 2013, Mayer Brown sent a mark-up of the draft merger agreement to Skadden.

On the evening of September 13, 2013, the Parent Board convened an in-person meeting at Parent’s headquarters and considered the proposed transaction to acquire all of Boise. Management of Parent reviewed with the members of the Parent Board the terms of the proposed transaction and its strategic rationale. BofA Merrill Lynch discussed with the Parent Board the proposed financing arrangements for the transaction and certain financial matters relating to Boise. In addition, representatives of Mayer Brown reviewed with the members of the Parent Board their fiduciary duties.

On September 14, 2013, in a telephonic conversation that afternoon, Mr. Stecko reported to Mr. Albert that Parent would increase its proposal to $12.55 per share, but that it would require a termination fee equal to 4% of the equity value of Boise. That night, Parent’s in-house counsel and Mayer Brown and Boise’s in-house counsel and Skadden held a conference call to begin negotiating the terms of the draft merger agreement.

On September 15, 2013, negotiations on the draft merger agreement continued.

On the night of September 15, 2013, the Parent Board convened a telephonic meeting and unanimously approved the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the related financing, and authorized management of Parent to complete negotiation of the Merger Agreement and execute the Merger Agreement.

Early in the morning on September 16, 2013, the parties agreed to a resolution of remaining open issues on the draft merger agreement, including a termination fee of 3.5% of Boise’s equity value.

On the morning of September 16, 2013, Boise, Parent and Purchaser executed the Merger Agreement.

Prior to the opening of the markets on September 16, 2013, Boise and Parent issued a joint press release announcing the transaction. The press release is filed as Exhibit (a)(5)(A) to the Schedule TO, and is incorporated by reference herein.

10. The Merger Agreement; Other Agreements

Merger Agreement

The following is a summary of material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO filed with the SEC, and which is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement is not intended to provide you with any other factual information about Parent, Purchaser or Boise. Such information can be found elsewhere in this Offer to Purchase.

The Merger Agreement has been filed solely to inform investors of its terms. The Merger Agreement contains representations, warranties and covenants, which were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and are intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by holders of Shares or other investors in Boise. The holders of Shares and other investors in Boise are not third-party beneficiaries under the Merger Agreement (except with respect to the rights of Boise’s stockholders to receive the Offer Price or the Merger Consideration (as that term is defined below) and the holders of the Boise Options, Boise RSUs and Boise Performance Unit Awards to receive the consideration described in the section “—Treatment of Options, RSUs, Performance Unit Awards and Restricted Stock Awards” below) and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Boise, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable after the date thereof, but in no event later than September 26, 2013. The obligation of Purchaser to, and of Parent to cause Purchaser to, accept for payment, purchase and pay for Shares validly tendered in the Offer is subject to the conditions described in Section 15—“Conditions of the Offer” (the “Offer Conditions”). Subject to the satisfaction of the Minimum Condition (as defined in Section 15—“Conditions of the Offer”) and the other conditions that are described in Section 15—“Conditions of the Offer”, Purchaser will, and Parent will cause Purchaser to, accept for payment, purchase and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer promptly after the expiration of the Offer (as it may be extended and re-extended as described below and in compliance with applicable laws). The date and time of such acceptance for payment of Shares is referred to herein as the “Acceptance Time.”

Pursuant to the Merger Agreement, Parent and Purchaser expressly reserved the right to increase the Offer Price, waive any of the Offer Conditions (other than the Minimum Condition) or make any other changes in the terms and conditions of the Offer, except that Boise’s prior written approval is required for Purchaser to:

•	decrease the Offer Price payable in the Offer;

•	change the form of consideration payable in the Offer;

•	reduce the maximum number of Shares to be purchased in the Offer;

•	amend or waive the Minimum Condition;

•	impose any condition to the Offer in addition to the Offer Conditions;

•	amend any of the Offer Conditions in a manner adverse to the holders of Shares or make any condition to the Offer more onerous;

•	extend the Expiration Date other than in accordance with the Merger Agreement;

•	provide any “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act;

•	amend any other term of the Offer in a manner adverse to the holders of the Shares; or

•	terminate the Offer prior to the Expiration Date.

The Offer is initially scheduled to expire at 12:00 midnight, Eastern Time, at the end of the day on October 24, 2013, but may be extended and re-extended as described below. The Merger Agreement provides that if at the Expiration Date any Offer Condition is not satisfied or, to the extent waivable by Parent or Purchaser in accordance with the terms of the Merger Agreement and applicable law, has not been waived by Purchaser or Parent, subject to Parent’s rights to terminate the Merger Agreement discussed below, Purchaser will, and Parent will cause Purchaser to, extend the Offer for successive periods of up to ten (10) business days each (the length of each such period to be determined by Purchaser in its sole discretion); provided, however, that if at the Expiration Date the only unsatisfied Offer Condition is the Minimum Condition, Purchaser will extend the Offer if and only if requested in writing by Boise; provided, further, that Purchaser shall not be required to extend the Offer by an aggregate of more than twenty (20) business days pursuant to Boise’s request; provided, further, that Purchaser is not required to, and without Boise’s written consent will not, extend the Offer beyond the End Date; and provided, further, that Parent may not, without Boise’s written consent, extend the Offer if all Offer Conditions have been satisfied. In addition, the Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, extend the Offer (i) for any period or periods required by applicable law, including applicable rules, regulations, interpretations or positions of the SEC or its staff, or Securities Exchange Rules and (ii) for a period of five (5) days following the then scheduled Expiration Date if, within the five (5) day period prior to such Expiration Date, the Boise Board has provided Parent notice of its determination to effect a Change in Recommendation with respect to a Superior Proposal or a termination of the Merger Agreement for purposes of causing Boise to enter into an Acquisition Agreement contemplating or otherwise relating to a Superior Proposal.

The Merger Agreement provides that if it is terminated pursuant to its terms, Purchaser shall, and Parent shall cause Purchaser to, promptly (and in any event within twenty-four (24) hours following termination of the Merger Agreement) terminate the Offer and not acquire any Shares pursuant to the Offer. If the Offer is terminated by Purchaser or the Merger Agreement is terminated pursuant to its terms prior to the acquisition of Shares by Purchaser in the Offer, Purchaser must promptly return, and shall cause any depositary acting on behalf of Purchaser to return, in accordance with applicable law, all tendered Shares to the registered holders thereof.

The Merger. The Merger Agreement provides that, following completion of the Offer and upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the DGCL, at the Effective Time:

•	Purchaser will be merged with and into Boise, and the separate existence of Purchaser will cease;

•	Boise will continue as the Surviving Corporation after the Merger;

•	The Merger shall have the effects set forth in the applicable provisions of the DGCL, including that, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of Boise and Purchaser shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of Boise and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation;

•	(i) Boise’s Certificate of Incorporation will, by virtue of filing of the certificate of merger relating to the Merger, be amended in its entirety to read as the articles of incorporation of Purchaser in effect immediately prior to the Effective Time, except that all references therein to Purchaser shall be references to the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable law, (ii) Boise’s bylaws, as in effect immediately prior to the Effective Time, shall be amended and restated in their entirety to read as the bylaws of Purchaser in effect immediately prior to the Effective Time, except that all references therein to Purchaser shall be references to the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable law, (iii) the directors of Purchaser immediately prior to the Effective Time will, from and after the Effective Time, be the initial directors of the Surviving Corporation and (iv) the officers of Boise immediately prior to the Effective Time, from and after the Effective Time, will continue as the officers of the Surviving Corporation.

The respective obligation of each party to the Merger Agreement to consummate the Merger is subject to the satisfaction (or waiver, if permissible under applicable law), at or prior to the Closing, of each of the following conditions:

•	no national, regional or local governmental, legislative, judicial, administrative or regulatory authority, agency commission, body or court of competent jurisdiction in the United States shall have enacted, issued or promulgated any law or order, writ, judgment, injunction, settlement agreement, stipulation, determination or award enjoining or otherwise prohibiting or making illegal the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement; and

•	Purchaser, or Parent on Purchaser’s behalf, shall have accepted for payment, purchased and paid for all of the Shares validly tendered pursuant to the Offer and not properly withdrawn as of the expiration of the Offer.

If the Offer shall have terminated or expired in accordance with its terms (after giving effect to any extensions) without Purchaser having purchased any Shares pursuant to the Offer due to the failure of any of the Offer Conditions or if Purchaser shall not have purchased any Shares pursuant to the Offer on or prior to January 31, 2014, the Merger Agreement may be terminated at any time by either Boise or Parent and there shall be no further obligations of Parent and Purchaser, on the one hand, and Boise, on the other hand, to complete the Merger; provided, however, that the right to terminate the Merger Agreement in such circumstances shall not be available to any party whose breach of the Merger Agreement has been the cause of, or resulted in, Shares not having been purchased pursuant to the Offer.

Effect on Capital Stock. At the Effective Time:

•

each Share issued and outstanding immediately prior to the Effective Time, other than (i) Shares owned by Boise as treasury stock or Shares owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent (each such Share, an “Excluded Share” and, collectively, “Excluded Shares”), and (ii) Shares that are issued and outstanding immediately prior to the Effective Time and held by a stockholder who is entitled to demand, and who has properly demanded, appraisal of such Shares pursuant to, and who complies with, Section 262 of the DGCL (“Dissenting Shares”), will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive an amount in cash, payable to the holder thereof, without any interest thereon, equal to the Offer Price (the “Merger Consideration”), subject to any withholding of taxes required by applicable law, and each Share (other than the Excluded Shares and Dissenting Shares) will be automatically cancelled and will cease to exist and the holders thereof shall cease to have any rights with respect to such Shares other than the right to receive, upon transfer of any such Shares not represented by certificates or delivery of certificates that, immediately prior to the Effective Time, represented such Shares, in accordance with the terms of the Merger Agreement, the Merger Consideration, without any interest thereon, for each such Share held by them;

•	each Excluded Share will, at the Effective Time, be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor;

•	holders of Dissenting Shares shall be entitled only to such rights with respect to such Dissenting Shares as may be granted to such stockholder under the DGCL, and Dissenting Shares shall not be entitled to vote for any purpose or be entitled to the payment of dividends or other distributions (except dividends or other distributions payable to stockholders of record prior to the Effective Time); and

•	each share of Purchaser’s common stock issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation.

Treatment of Options, RSUs, Performance Unit Awards and Restricted Stock Awards. The Merger Agreement provides that Boise will take such actions that it deems necessary or appropriate so that: (i) immediately prior to the Acceptance Time, each outstanding compensatory option to purchase shares of Boise common stock (“Boise Option”) under the Boise Inc. Incentive and Performance Plan (the “Boise Equity Plan”) becomes fully vested and exercisable and (ii) by virtue of the occurrence of the Acceptance Time and without any action on the part of any holder of any Boise Option, each Boise Option outstanding as of immediately prior to the Acceptance Time will be cancelled and the holder thereof receive a cash payment from Boise with respect thereto equal to the product obtained by multiplying (x) the excess, if any, of the Offer Price over the exercise price per share of such Boise Option, by (y) the number of shares of Boise common stock issuable upon exercise of such Boise Option, subject to any withholding of taxes required by applicable law. The Merger Agreement provides that if the exercise price per share of Boise common stock subject to a Boise Option is equal to or greater than the Offer Price, such Boise Option will be cancelled with no payment due to the holder thereof and such Boise Option will be of no further force or effect.

The Merger Agreement also provides that Boise will take such actions that it deems necessary or appropriate so that: (i) each restricted stock unit (other than a Boise Performance Unit Award described below) entitling the recipient to receive, upon vesting, shares of Boise common stock granted under the Boise Equity Plan (“Boise RSU”) that is outstanding as of immediately prior to the Acceptance Time will, by virtue of the occurrence of the Acceptance Time and without any action on the part of any holder of any Boise RSU, be cancelled, as of the occurrence of the Acceptance Time, in exchange for the right to receive from Boise a cash payment, without interest, equal to the product obtained by multiplying (x) the Offer Price by (y) the number of shares of Boise common stock underlying such Boise RSU (assuming full vesting of such Boise RSU), subject to the withholding of taxes required by applicable law; (ii) each restricted stock unit entitling the recipient to receive, upon vesting based upon the attainment of designated performance goals, shares of Boise common stock granted under the Boise Equity Plan (“Boise Performance Unit Awards”) that is outstanding as of immediately prior to the Acceptance Time will, by virtue of the occurrence of the Acceptance Time and without any action on the part of any holder of any Boise Performance Unit Award, be cancelled, as of the occurrence of the Acceptance Time, in exchange for the right to receive from Boise a cash payment, without interest, equal to the product obtained by multiplying (x) the Offer Price by (y) the greater of (1) the number of shares of Boise common stock which may be earned pursuant to such Boise Performance Unit Award based upon performance at the target level of performance and (2) the number of shares of Boise common stock which may be earned pursuant to such Boise Performance Unit Award based upon actual performance prior to the Acceptance Time (determined in accordance with the provisions of the award agreement governing such Boise Performance Unit Award), subject to the withholding of taxes required by applicable law; provided, however, that in the case of a Boise Performance Unit Award which is a “Total Stockholder Return Performance Unit Award”, the number of shares of Boise common stock used for purposes of this clause (y) will be the number determined in accordance with the applicable provisions of the award agreement governing such award; and (iii) each restricted share of

Boise common stock (“Boise Restricted Stock”) that is outstanding as of immediately prior to the Acceptance Time will, by virtue of the occurrence of the Acceptance Time and without any action on the part of any holder of any share of Boise Restricted Stock, be fully vested immediately prior to the Acceptance Time and shall be treated in the Merger in the manner described above with respect to Shares.

Merger Without a Vote. The Merger Agreement provides the Merger shall be effected as soon as practicable following the consummation of the Offer (subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement). The Merger will be governed by Section 251(h) of the DGCL and effected without a vote of Boise stockholders.

Representations and Warranties. The Merger Agreement, which has been provided solely to inform Boise’s stockholders of its terms and is not intended to provide any other factual information about Boise, contains various representations and warranties made by Boise to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Boise. The assertions embodied in the representations and warranties contained in the Merger Agreement were made solely for purposes of the Merger Agreement and as of specific dates, were the product of negotiations among Boise, Parent and Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement, including in the confidential disclosure schedule that Boise delivered to Parent in connection with the signing of the Merger Agreement. This confidential disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties of Boise set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Boise, Parent and Purchaser, rather than establishing matters of fact. Furthermore, the representations and warranties may be subject to contractual standards of materiality different from those generally applicable to public disclosures to stockholders. Additionally, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Boise’s or Purchaser’s public disclosures. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Boise, Parent or Purchaser. or their respective subsidiaries or affiliates and should not be relied upon by Boise’s stockholders or holders of Boise Restricted Stock, Boise Options, Boise RSUs, Boise Performance Unit Awards.

In the Merger Agreement, Boise has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters related to Boise and its subsidiaries, such as organization, standing, qualification, power and authority and the absence of violations of organizational or governance documents;

•	authority relating to the Merger Agreement and the transactions contemplated thereby (the “Transactions”) and required approvals;

•	valid authorization, execution and delivery of the Merger Agreement;

•	governmental filings and certain other governmental and other third-party consents and approvals;

•	its and its subsidiaries’ capital structure and equity interests in other persons;

•	its SEC filings and financial statements;

•	its disclosure controls and procedures;

•	the absence of undisclosed liabilities;

•	the absence of certain changes;

•	the (i) accuracy and compliance with the applicable requirements of the Exchange Act of the Schedule 14D-9 to be filed by Boise with the SEC in connection with the Transactions and (ii) the accuracy of information furnished to Parent or Purchaser in writing specifically for use in the Schedule TO, this Offer to Purchase and the other documents ancillary to the Schedule TO (collectively, the “Offer Documents”);

•	litigation and orders;

•	taxes;

•	employee benefit plans, ERISA matters and certain related matters;

•	its compliance with laws, including the Foreign Corrupt Practices Act of 1977, and governmental authorizations;

•	intellectual property;

•	its permits and licenses;

•	its material contracts;

•	its assets and real property;

•	environmental matters;

•	labor matters;

•	insurance;

•	brokers and finders;

•	opinion of financial advisor; and

•	the inapplicability of DGCL Section 203 regarding business combinations to the Merger Agreement and the Transactions.

Some of the representations and warranties in the Merger Agreement made by Boise are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” has the meaning set forth below in Section 15—“Conditions of the Offer.”

In the Merger Agreement, each of Parent and Purchaser has made customary representations and warranties to Boise with respect to:

•	corporate matters, such as organization, standing, qualification, power and authority;

•	capitalization of Purchaser;

•	authority relating to the Merger Agreement and the Transactions and required approvals;

•	valid authorization, execution and delivery of the Merger Agreement;

•	governmental filings and certain other governmental and other third party consents and approvals;

•	the (i) accuracy and compliance with the applicable requirements of the Exchange Act of the Schedule TO and other Offer Documents and (ii) the accuracy of information furnished to Boise in writing specifically for use in the Schedule 14D-9 and each other document required to be filed by Boise with the SEC or required to be distributed or otherwise disseminated to Boise’s stockholders in connection with the Transactions;

•	operations of Purchaser;

•	financing;

•	no “interested stockholder” status under the DGCL for any of Parent or Purchaser or their affiliates during the last three years;

•	litigation and orders; and

•	brokers and finders.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, a “Parent Material Adverse Effect” means a material impairment or material delay of the ability of Parent to perform its obligations under the Merger Agreement or to consummate the Transactions.

None of the representations or warranties contained in the Merger Agreement survive the consummation of the Merger or the termination of the Merger Agreement.

Interim Operations. Except as expressly contemplated or permitted by the Merger Agreement, as set forth in Boise’s confidential disclosure schedule delivered pursuant to the Merger Agreement, as required by contractual obligations in existence on the date of the Merger Agreement, as required by applicable law or governmental order or with the prior written consent of Parent, Boise has agreed that, from the date of the Merger Agreement until the earliest of the Effective Time, the date on which Purchaser, having purchased pursuant to the Offer such number Shares as to satisfy the Minimum Condition, has designated a majority of the Boise Board pursuant to the terms of the Merger Agreement (the “Board Control Date”) or the date on which the Merger Agreement is terminated, Boise will, and will cause its subsidiaries to, (i) operate in the ordinary course of business, (ii) use commercially reasonable efforts to preserve substantially intact its business organizations and its beneficial commercial relationships with third parties (including customers and suppliers) and (iii) keep available the services of its officers and senior managerial employees.

Without limiting the foregoing, Boise shall not, and shall not permit any of its subsidiaries to:

•	declare, set aside or pay any dividend or distribution (in cash, stock or otherwise) on any Shares or other equity or voting interest of Boise or purchase, redeem or repurchase any Shares or other equity or voting interest of Boise, except for the acquisition of Shares (i) from holders of Boise Options, Boise RSUs or Boise Performance Unit Awards upon the exercise or settlement of Boise Options, Boise RSUs or Boise Performance Unit Awards to the extent required or permitted under the terms of such Boise Options, Boise RSUs or Boise Performance Unit Awards or to satisfy related tax obligations or (ii) as required by the terms of any Boise benefit plan or employment, severance or consulting agreements;

•	except for (i) Boise common stock to be issued or delivered pursuant to the Boise Equity Plan in respect of awards outstanding as of the date of the Merger Agreement and (ii) the issuance of shares of capital stock by any subsidiary of Boise to Boise or another subsidiary of Boise, issue, sell, pledge, transfer or dispose of any shares of its capital stock or other equity or voting interest of Boise or its subsidiaries or securities exercisable or convertible into, or exchangeable or redeemable for, any such shares or other equity or voting interest, or any rights, warrants, options, calls or commitments to acquire any such shares or other equity interest;

•	split, combine, subdivide or reclassify any Boise common stock or other equity interest of Boise;

•	(i) other than in the ordinary course of business, incur any indebtedness, except for (A) indebtedness the aggregate amount of which does not exceed $5,000,000, (B) indebtedness incurred solely between or among Boise and its subsidiaries or (C) guarantees of the indebtedness of Boise or any subsidiary of Boise, or (ii) make any loans, advances or capital contributions to, or investments in, any other person or entity other than loans, advances or capital contributions or investments between or among Boise and its subsidiaries and investments made in the ordinary course of business in accordance with Boise’s current investment policies;

•	amend Boise’s certificate of incorporation or bylaws or the equivalent organizational documents of any subsidiary of Boise or adopt, approve or implement any “poison pill” or similar stockholder rights plan that could adversely affect or materially delay the consummation of the Transactions;

•	other than in the ordinary course of business, (i) modify or amend in any material respect or terminate any of the material contracts of the types described in the Merger Agreement (each, a “Material Contract”) (or any contract which would have been, if entered into prior to the date of the Merger Agreement, a Material Contract), or waive, release or assign any material rights or claims thereunder, or (ii) enter into any contract which would have been, if entered into prior to the date of the Merger Agreement, a Material Contract;

•	voluntarily adopt a plan of complete or partial liquidation or authorize or undertake a dissolution, consolidation, restructuring, recapitalization or other reorganization;

•	acquire or dispose of (by merger, consolidation or acquisition or disposition of stock or other equity or voting interest or of assets) any entity, business, division or material assets thereof or enter into any joint venture, partnership or similar arrangement;

•	make any capital expenditures or enter into any commitments for capital expenditures, capital additions or capital improvements in excess of $5,000,000 in the aggregate, other than as required to maintain the value of the assets of Boise and its subsidiaries as of the date of the Merger Agreement, or as otherwise set forth in the 2013 or 2014 capital forecasts, each as set forth on the confidential disclosure schedule delivered by Boise;

•	settle any legal action or claim or waive any right thereto in excess of the $5,000,000 individually or $10,000,000 in the aggregate (in each case, as determined net of any amounts in respect of insurance coverage paid under the relevant insurance policy in respect of such matter);

•	other than in the ordinary course of business, (i) grant or provide any severance or termination payments or benefits to any employee of Boise or its subsidiaries, (ii) increase the compensation, bonus opportunity or other benefits of, or make any new equity awards to, any employee or service provider of Boise or its subsidiaries or (iii) adopt or amend any benefit plan for the benefit of any employee or service provider of Boise or its subsidiaries to the extent such adoption or amendment would create or increase in any material respect any liability on the part of Boise or its subsidiaries, except as required by law;

•	enter into a collective bargaining or other similar labor agreement or other labor union contract applicable to employees of Boise or its subsidiaries other than to replace, supplement or extend a collective bargaining agreement that has expired or is reasonably expected to expire before the Effective Time;

•	hire or terminate (except for cause) the employment of any executive officer or other senior managerial employee, provided that Boise may fill vacancies of senior managerial employees (other than executive officers) that arise following the date of the Merger Agreement, except that, with respect to filling any such vacancies, Boise or its subsidiaries must reasonably consult with Parent prior to taking such action;

•	change in any material respect any of the accounting methods used by Boise unless required by GAAP or other applicable accounting rules;

•	other than in the ordinary course of business, (i) revoke or amend any material tax election, (ii) change any tax accounting method, policy or practice except as required by the Internal Revenue Code of 1986, as amended, or (iii) settle or compromise any material tax liability or refund;

•	fail to keep in force material insurance policies or replacement or revised provisions providing insurance in the ordinary course of business with respect to the assets, properties and businesses of Boise and its subsidiaries as currently conducted; or

•	enter into any contract or obligation to do any of the things described in the preceding bullet points.

Access to Information. Until the earlier of the Effective Time or termination of the Merger Agreement, Boise has agreed to (and to cause its subsidiaries to): (i) provide Parent’s and Parent’s representatives with reasonable access, in a manner not disruptive to the operations of Boise and its subsidiaries, during normal business hours and upon reasonable notice, to their properties, books, records and executive officers and other senior managerial employees and (ii) furnish to Parent’s and Purchaser’s representatives all information concerning the business, properties and personnel of Boise and its subsidiaries, in each case as may reasonably be requested; provided, however, that Boise and its subsidiaries are not required to disclose any information to Parent or Purchaser if such disclosure would, notwithstanding the use of clean rooms, clean teams, joint defense or common interest agreements or other customary safeguards, reasonably be expected to (a) cause significant competitive harm to Boise and its subsidiaries if the Transactions were not consummated, (b) violate applicable laws or governmental requests or requirements, (c) waive any attorney-client or other legal privilege or (d) violate any confidentiality agreement of Boise or its subsidiaries in existence on the date of the Merger Agreement.

Reasonable Best Efforts. Each of the parties to the Merger Agreement has agreed to use its reasonable best efforts to (i) make promptly its filings, and other required submissions, under the Hart-Scott-Rodino Act (the “HSR Act”) with respect to the Transactions, (ii) take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate and make effective the Transactions as promptly as practicable, including using its reasonable best efforts to obtain any requisite approvals, consents, authorizations, orders, exemptions or waivers by any third person (provided that in respect of contracts between Boise or any of its subsidiaries with any third person, none of the parties are required to make or agree to make any material payment or accept any material conditions or obligations) or governmental authority in connection with the Transactions and to fulfill the conditions to the Offer and the Merger, and (iii) not take any action that would be reasonably likely to materially delay or prevent consummation of the Transactions. In furtherance and not in limitation of the foregoing, each party agreed to file a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable (but in no event later than ten (10) business days after the date of the Merger Agreement) and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to use reasonable best efforts to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable (and in any event no later than the End Date), including requesting early termination of the HSR Act waiting period. In addition, each of Boise, on the one hand, and Parent and Purchaser, on the other hand, agreed that it will not extend any waiting period under the HSR Act or enter into any agreement with any governmental authority not to consummate the Transactions, except with the prior written consent of the other.

With respect to certain regulatory matters, and without limiting the provisions described above in this section “—Reasonable Best Efforts”:

•	Each of Boise, on the one hand, and Parent and Purchaser, on the other hand, agreed to (i) promptly notify the other of and, if in writing, furnish the other with copies of (or, in the case of oral communications, advise the other of) any communications from or with any governmental authority with respect to the Transactions, (ii) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed written or oral communication with any such governmental authority with respect to the Transactions, (iii) not participate in any meeting or have any communication with any such governmental authority with respect to the Transactions unless it has given the other an opportunity to consult with it in advance and, to the extent permitted by such governmental authority, give the other the opportunity to attend and participate therein and (iv) furnish the other with copies of all filings and communications between it and any such governmental authority with respect to the Transactions;

•	Each of the parties to the Merger Agreement agreed to cooperate and use its reasonable best efforts to vigorously contest and resist any action, including administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is threatened or in effect and that restricts, prevents or prohibits consummation of the Transactions, including by vigorously pursuing all available avenues of administrative and judicial appeal;

•

The parties to the Merger Agreement agreed that if any objections are asserted with respect to the Transactions under any law or if any suit is instituted (or threatened to be instituted) by the United States Federal Trade Commission (“FTC”), the United States Department of Justice (“DOJ”) or any other governmental authority challenging any of the Transactions as violative of any law or which would otherwise prevent, materially impede or materially delay the consummation of the Transactions, each of Parent and Purchaser, on the one hand, and Boise, on the other hand, will take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the Transactions, including taking all such further action as may be necessary to resolve such objections, if any, as the FTC, the DOJ or any other governmental authority may assert under any law with respect to the Transactions, and to avoid or eliminate each and every impediment under any law that may be asserted by the FTC, the DOJ or any other Governmental Authority with respect to the Transactions so as to enable the Closing to occur as soon as practicable (and in any event no later than the End Date). Notwithstanding anything to the contrary contained in the Merger Agreement, but subject to the limitations described in the next bullet point, Parent, Purchaser and Boise agreed to take any and all action necessary, including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any assets or businesses of Parent or its subsidiaries or of Boise or its subsidiaries, (ii) terminating existing relationships, contractual rights or obligations of Parent or its subsidiaries or of Boise or its subsidiaries, (iii) creating any relationship, contractual rights or obligations of Parent or its subsidiaries or of Boise or its subsidiaries or (iv) effectuating any other change or restructuring of Parent or its subsidiaries or of Boise or its subsidiaries or otherwise taking or committing to take any actions that limit the freedom of action of Parent or its subsidiaries or of Boise or its subsidiaries with respect to, or ability to retain, one or more businesses, product lines or assets (any of the foregoing, a “Divestiture Action”), to ensure that no governmental authority enters any order or establishes any law preliminarily or permanently restraining, enjoining or prohibiting the consummation of any of the Transactions, or to ensure that no governmental authority with the authority to clear, authorize or otherwise approve the consummation of any of the Transactions fails to do so by the End Date; and

•	Notwithstanding anything in the Merger Agreement to the contrary, neither Parent, Boise nor any of their respective subsidiaries are required to become subject to, or consent or agree to or otherwise take any action with respect to, any Divestiture Action that would constitute a Burdensome Action. A “Burdensome Action” is defined in the Merger Agreement to mean any action that involves divesting, holding separate, leasing or otherwise transferring control over any containerboard mills of Parent or Boise or their respective subsidiaries, excluding Boise’s mill at Wallula, WA, whether effected through a sale, lease or transfer of assets or securities, or otherwise.

Board Recommendation; Acquisition Proposals. The Merger Agreement provides that, except as expressly permitted by the provisions described in this section “—Board Recommendation; Acquisition Proposals”, (i) Boise shall, and shall cause its subsidiaries and its and their respective directors, officers, employees, representatives and other agents and advisors (collectively, the “Representatives”) to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any person that may be ongoing with respect to any Acquisition Proposal and (ii) until the earlier of the Effective Time and the termination of the Merger Agreement in accordance with its terms, Boise shall not, and shall cause its subsidiaries and its and their respective Representatives not to, directly or indirectly, (A) solicit, request, initiate, knowingly encourage (including by way of furnishing or disclosing information), or take any other action to knowingly facilitate or initiate the making of, any Acquisition Proposal, (B) continue or otherwise participate in discussions or negotiations with, or furnish or disclose any information to, any person (other than Parent or any of its affiliates) in connection with any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, (C) approve, endorse, recommend or execute or enter into any letter of intent, memorandum of understanding, agreement in principle or merger, acquisition or similar agreement contemplating or otherwise relating to any Acquisition Proposal (other than specified confidentiality agreements), (D) grant any waiver under any confidentiality agreement or any “fair price,” “moratorium,” “control share acquisition” or other takeover, antitakeover or other similar law or (E) resolve to propose, agree or publicly announce an intention to do any of the foregoing. Boise must also immediately terminate electronic access to Boise’s “electronic dataroom” datasite located on www.intralinks.com for each person other than Parent, Purchaser and their respective Representatives and Boise must promptly request that each person (other than Parent) that has executed a confidentiality agreement since January 1, 2012 in connection with such person’s consideration of an Acquisition Proposal promptly return to Boise or destroy any non-public information previously furnished or made available to such person or any of its Representatives by or on behalf of Boise or its Representatives in accordance with the applicable provisions of the applicable confidentiality agreement.

The Merger Agreement provides, however, that at any time prior to the Acceptance Time, in response to an unsolicited, bona fide written Acquisition Proposal that is submitted to Boise or its financial advisor by any person, Boise, its subsidiaries and its and their respective Representatives may participate in discussions or negotiations with, or furnish or disclose nonpublic information to, such person or its Representatives with respect to such Acquisition Proposal; provided that prior to any such participation, furnishing or disclosure, (i) Boise’s board of directors (the “Boise Board”) determines in good faith, based on the information then available and after consultation with a nationally recognized financial advisor and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, (ii) the Boise Board determines in good faith, based on the information then available and after consultation with its outside legal counsel, that failing to take such action would be inconsistent with its fiduciary duties to Boise’s stockholders under applicable law, (iii) prior to participating in discussions or negotiations with, or furnishing or disclosing any nonpublic information to, such person, Boise receives from such person an executed confidentiality agreement containing terms not less restrictive in the aggregate upon such person than the terms applicable to Parent under its confidentiality agreement with Boise (and provided that any such confidentiality agreement will not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting Boise from satisfying its obligations under the Merger Agreement) and (iv) promptly after furnishing or disclosing any nonpublic information to such person, Boise furnishes or discloses such information to Parent or its Representatives (to the extent such information has not been previously delivered or made available by Boise to Parent or its representatives).

Except as expressly permitted by the provisions described in this section “—Board Recommendation; Acquisition Proposals”, the Boise Board shall not (i) withhold, withdraw, modify or qualify, or propose publicly or resolve to withhold, withdraw, modify or qualify, in any manner adverse to Parent or Purchaser, the Board Recommendation (it being understood that the Boise Board may refrain from taking a position with respect to an Acquisition Proposal until the close of business of the tenth (10th) business day following a written request by Parent to the Boise Board to affirm the Board Recommendation after the first public announcement of such Acquisition Proposal without such action being considered an adverse modification), (ii) approve, authorize or recommend or otherwise declare advisable, or propose publicly to approve, authorize or recommend or otherwise declare advisable, any Acquisition Proposal (any action described in clause (i) or clause (ii), a “Change in Recommendation”) or (iii) enter into any letter of intent, memorandum of understanding or merger, acquisition or similar agreement contemplating or otherwise relating to an Acquisition Proposal (other than specified confidentiality agreements).

If, prior to the Acceptance Time, Boise receives an Acquisition Proposal that the Boise Board concludes in good faith, after consultation with a nationally recognized financial advisor and outside legal counsel, constitutes a Superior Proposal, the Boise Board may (x) effect a Change in Recommendation with respect to such Superior Proposal or (y) terminate the Merger Agreement for the purpose of causing Boise to enter into a letter of intent, memorandum of understanding or merger, acquisition or similar agreement (an “Acquisition Agreement”) contemplating or otherwise relating to such Superior Proposal (provided that Boise shall have paid the Termination Fee prior to or concurrently with such termination of this Agreement in accordance with the Merger Agreement, and Boise shall enter into such Acquisition Agreement concurrently with or immediately following such termination) if, and only if:

•

Boise shall have provided prior written notice to Parent, at least three (3) business days in advance, of its determination to effect a Change in Recommendation pursuant to clause (x) or a termination of the Merger Agreement pursuant to clause (y), as the case may be, which notice shall specify the basis for such Change in Recommendation or termination and the identity of the person making such Superior Proposal and the material terms and conditions thereof; provided that in the event of any material revisions to the Acquisition Proposal that the Boise Board has determined to be a Superior Proposal, Boise shall be required to deliver a new written notice to Parent and to comply with the requirements of the Merger Agreement with respect to such new written notice;

•	the Boise Board shall have determined in good faith, after consultation with outside legal counsel, that failure to do so would be inconsistent with its fiduciary duties to the stockholders of Boise under applicable law and Boise shall have complied in all material respects with all of its obligations under the applicable provisions of the Merger Agreement;

•	after providing such notice, Boise shall have negotiated, and shall have caused its Representatives to negotiate, with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) during such three (3) business day period to make such adjustments in the terms and conditions of the Merger Agreement as would permit the Boise Board not to effect such Change in Recommendation or termination, as the case may be; and

•	the Boise Board shall have considered in good faith any changes to the Merger Agreement that may be offered in writing by Parent no later than 5:00 p.m. Eastern Time on the third (3rd) day of such three (3) business day period in a manner that would form a binding contract if accepted by Boise, and shall have determined that the Superior Proposal would continue to constitute a Superior Proposal if such changes were to be given effect.

In addition to the other obligations of Boise under the Merger Agreement described in this section “—Board Recommendation; Acquisition Proposals”, Boise shall (i) promptly and in any event within twenty-four (24) hours after the receipt thereof, (A) notify Parent of any Acquisition Proposal or any request for nonpublic information relating to an Acquisition Proposal or any inquiry relating to any Acquisition Proposal received by Boise or its subsidiaries or its financial advisor and (B) provide Parent with a copy of such Acquisition Proposal (if in writing) and any material written amendments, changes, modifications, supplements, or additions thereto and (ii) keep Parent reasonably apprised on a prompt basis (and in any event within 24 hours of the occurrence of any material developments or changes) of any material developments or changes with respect to any of the terms and conditions of such Acquisition Proposal.

The Merger Agreement provides that nothing contained in the provisions described in this section “—Board Recommendation; Acquisition Proposals” shall prohibit Boise from taking and disclosing to Boise’s stockholders a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act with respect to an Acquisition Proposal or from making any disclosure to the stockholders of Boise required by applicable law, provided that any taking or disclosing of any such position or the making of any such disclosure will be subject to the provisions of the Merger Agreement, and that a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act, an express rejection of any Acquisition Proposal or an express reaffirmation of the Board Recommendation will not be deemed to be a Change in Recommendation for purposes of the Merger Agreement.

Notwithstanding anything to the contrary set forth in the Merger Agreement, other than with respect to an Acquisition Proposal, the Boise Board may effect a Change in Recommendation and Boise is not required to include the Board Recommendation in its Schedule 14D-9 if the Boise Board shall have determined in good faith, after consultation with outside legal counsel, that failure to do so would be inconsistent with its fiduciary duties to the stockholders of Boise under applicable law.

For purposes of this Offer to Purchase:

“Board Recommendation” means the recommendation of the Boise Board that the stockholders of Boise accept the Offer and tender their Shares to Purchaser in the Offer.

“Acquisition Proposal” means any inquiry, proposal or offer by any third party or “group” (within the meaning of Section 13(d) of the Exchange Act), other than Parent or its affiliates, (i) to purchase or otherwise acquire, directly or indirectly, Boise common stock (or securities exercisable, convertible, redeemable or exchangeable for Boise common stock) that, if consummated in accordance with its terms, would result in such third party or “group” beneficially owning, directly or indirectly, more than twenty percent (20%) of the combined voting power of Boise common stock outstanding after giving effect to the consummation of such transaction, (ii) to purchase or otherwise acquire (including by joint venture, merger, stock purchase or asset purchase), directly or indirectly, more than twenty percent (20%) of the consolidated assets of Boise and its subsidiaries taken as a whole (measured by the book value thereof), including by the purchase or other acquisition of any capital stock of any subsidiary of Boise, (iii) to effect any merger, consolidation, recapitalization, business combination or other similar transaction involving Boise pursuant to which any third party or “group” (other than Parent or its affiliates) would hold, directly or indirectly, more than twenty percent (20%) of the combined voting power of the shares of outstanding Boise common stock or of the surviving or resulting entity of such transaction or (iv) to effect any combination of the foregoing.

“Superior Proposal” means a bona fide, written Acquisition Proposal (substituting the term “fifty percent (50%)” for the term “twenty percent (20%)” in each instance where such term appears in the definition thereof) that (i) is made by any third party or “group” (within the meaning of Section 13(d) of the Exchange Act), other than Parent or its affiliates and (ii) the Boise Board determines in good faith is more favorable to the stockholders of Boise than the Transactions (including, to the extent applicable, any adjustments to the terms of the Merger Agreement that Parent shall have offered pursuant to the applicable provisions of the Merger Agreement) and is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal, (A) after consultation with a nationally recognized financial advisor and outside legal counsel, (B) after taking into account all terms and conditions of such proposal that the Boise Board determines relevant and (C) if (and only if) such proposal is not a proposal for the purchase or other acquisition of all or a majority of the Shares, after considering the value of Boise and its subsidiaries (as determined by the Boise Board in good faith after consultation with a nationally recognized financial advisor) after giving effect to the consummation of such Acquisition Proposal and, if applicable, any proposed or contemplated future sale or sales of the remaining assets of Boise and its subsidiaries.

Boise’s Board of Directors. From and after the time that Purchaser purchases such number of Shares as shall satisfy the Minimum Condition pursuant to the Offer, subject to applicable law and NYSE rules and regulations, Purchaser will be entitled to designate that number of directors to the Boise Board, rounded up to the next whole number, equal to the product of (x) the total number of directors on the Boise Board (after giving effect to any increase in the number of directors pursuant to this sentence) and (y) the percentage that the number of Shares so purchased (including Shares accepted for payment) bears to the total number of Shares outstanding, and Boise will, upon request by Purchaser, promptly increase the size of the Boise Board or use its reasonable best efforts to secure the resignations of such number of directors as is necessary to provide Purchaser with such level of representation and shall cause Purchaser’s designees to be so elected or appointed. Boise shall, to the extent requested by Parent, also cause individuals so designated to constitute the same percentage as such individuals represent of the entire Boise Board (but no less than a majority) on the following: (i) each committee of the Boise Board; (ii) each board of directors and each committee thereof of each wholly owned subsidiary of Boise; and (iii) the designees, appointees or other similar representatives of Boise on each board of directors (or other similar governing body) and each committee thereof of each non-wholly owned subsidiary. Boise’s obligations to appoint designees to the Boise Board is subject to Section 14(f) of the Exchange Act, and notwithstanding the requirements described in the previous sentence, if any committee of the Boise Board is required by NYSE rules and regulations or by law to be comprised solely of, or a majority of, directors that are not designees of Parent or Purchaser, each such committee will be so comprised. At the request of Purchaser, Boise will take all actions necessary to effect any such election or appointment of Purchaser’s designees.

So long as there is at least one director on the Boise Board who is (i) an individual serving as a director of Boise from and after the date of the Merger Agreement or (ii) an individual becoming a director of Boise after the date of the Merger Agreement whose election or nomination was approved by a vote of at least two-thirds of the directors described in clause (i) or this clause (ii) then comprising the Boise Board (other than a designee of Parent or Purchaser) (a “Continuing Director”), any amendment or termination of the Merger Agreement requiring action by the Boise Board, any extension of time for the performance of any of the obligations or other acts of Parent or Purchaser under the Merger Agreement and any waiver of compliance with any of the agreements or conditions under the Merger Agreement for the benefit of Boise, any exercise of Boise’s rights or remedies under the Merger Agreement or any other action by the Boise Board with respect to the Transactions if such action could reasonably be expected to adversely affect any holders of Shares other than Parent, Purchaser or their subsidiaries, shall require authorization by a majority of the Continuing Directors (or of the sole Continuing Director if there shall then be only one Continuing Director).

Employee Matters. Purchaser has agreed, as of the Acceptance Time, and until the later of December 31, 2014 and one (1) year following the Effective Time, to provide or cause its subsidiaries (including the Surviving Corporation) to provide each employee of Boise or its subsidiaries as of the Acceptance Time with employee benefits, base salary or wages, incentive compensation opportunities, severance and other compensation that are not less favorable, in the aggregate, than those in effect for such employee immediately prior to the Acceptance Time. Parent also agreed to provide each such employee who incurs a termination of employment during such period with severance payments and severance benefits that are no less favorable than the severance payments and severance benefits to which such employee would have been entitled with respect to such termination under the severance plans or policies of Boise or the applicable Boise subsidiary as in effect immediately prior to the Acceptance Time. With respect to the 2013 calendar year, Parent will (i) continue to maintain each of Boise’s annual bonus and incentive compensation plans and programs without adverse amendment, (ii) measure performance under such plans against the applicable performance goals in a manner that is consistent with the practice of Boise prior to the Acceptance Time and (iii) pay out the full amount of earned awards to participants in such plans according to the terms of such plans without application of any discretionary right to reduce the amount payable. From and after the Acceptance Time, Parent will also honor or cause to be honored, in accordance with their terms, all of Boise’s existing employment and consulting agreements and collective bargaining or other similar labor agreements and other labor union contracts applicable to any employee of Boise or its subsidiaries as of the date of the Merger Agreement.

The Merger Agreement also provides that, with respect to each benefit plan, program, practice, policy or arrangement maintained by Parent or its subsidiaries (including the Surviving Corporation) following the Effective Time and in which any of the Employees participate (the “Parent Plans”), and except to the extent necessary to avoid duplication of benefits, for purposes of determining eligibility to participate, vesting, accrual of and entitlement to benefits (but not for accrual of defined benefit pension benefits) and all other purposes, service with Boise and its subsidiaries (or predecessor employers to the extent Boise currently provides past service credit) will be treated as service with Parent and its subsidiaries. Each applicable Parent Plan will waive eligibility waiting periods, evidence of insurability requirements and pre-existing condition limitations to the extent waived or not applicable under the corresponding Boise benefit plan. Boise employees as of the Acceptance Time will be given credit under the applicable Parent Plan for amounts paid prior to the Effective Time during the plan year in which the Effective Time occurs under a corresponding Boise benefit plan for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Parent Plan.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for certain indemnification rights in favor of Boise’s and its subsidiaries’ current and former directors and officers and persons who are serving or have served at the request of Boise as a director, officer or trustee of a third party (each, an “Indemnified Party”), in each case determined as of the Acceptance Time. Specifically, the Merger Agreement provides that (i) following the Acceptance Time, Boise and its subsidiaries will (and Parent will cause the Surviving Corporation and its subsidiaries to) honor and fulfill in all respects all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Acceptance Time in favor of each Indemnified Party, as provided in Boise’s and its subsidiaries’

respective certificates of incorporation or bylaws (or comparable organizational documents) or any indemnification or other agreements of Boise or any of its subsidiaries, in each case as in effect as of immediately prior to the Acceptance Time, and (ii) until the sixth (6th) anniversary of the Effective Time, cause the Surviving Corporation’s and its subsidiaries’ respective certificates of incorporation or bylaws (or comparable organizational documents) to contain provisions with respect to indemnification, advancement of expenses and exculpation that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions contained in the certificates of incorporation and bylaws (or comparable organizational documents) of Boise and its subsidiaries as of the date of the Merger Agreement, which shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by applicable law.

Without limiting the generality of the foregoing, during the period commencing at the Acceptance Time and ending on the sixth (6th) anniversary of the Effective Time, to the fullest extent permitted by applicable law, (i) Boise and its subsidiaries shall (and Parent shall cause the Surviving Corporation and its subsidiaries to) indemnify and hold harmless each Indemnified Party from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission in such Indemnified Party’s capacity as a director, officer, employee or agent of Boise or any of its subsidiaries (regardless of whether such action or omission, or alleged action or omission, occurred prior to, at or after the Effective Time), or (ii) any of the Transactions and (ii) Boise and its subsidiaries shall (and Parent shall cause the Surviving Corporation and its subsidiaries to) advance, prior to the final disposition of any claim, proceeding, investigation or inquiry for which indemnification may be sought under the Merger Agreement, promptly following request by an Indemnified Party therefor, all reasonable costs, fees and expenses incurred by such Indemnified Party in connection with any such matter upon receipt of an undertaking by such Indemnified Party to repay such advances if it is ultimately decided in a final, non-appealable judgment by a court of competent jurisdiction that such Indemnified Party is not entitled to indemnification; provided, however, that if, at any time prior to the sixth (6th) anniversary of the Effective Time, any Indemnified Party delivers to Parent a written notice asserting a claim for indemnification, then the claim asserted in such notice and such Indemnified Party’s right to advancement of costs, fees and expenses with respect to the claim asserted in such notice will survive the sixth (6th) anniversary of the Effective Time until such time as such claim is fully and finally resolved.

The Merger Agreement also provides that prior to the Acceptance Time, Boise shall purchase a six-year “tail” prepaid directors’ and officers’ liability insurance policy on terms with respect to the coverage and amount that are equivalent to those of Boise’s directors’ and officers’ liability insurance policy in effect as of the date of the Merger Agreement, for the benefit of the Indemnified Parties with respect to their acts or omissions occurring at or prior to the Effective Time (the “Tail Policy”). Prior to purchasing the Tail Policy, Boise shall reasonably consult with Parent with respect to the cost of and proposed insurance carrier issuing such Tail Policy. Parent shall and shall cause the Surviving Corporation to maintain the Tail Policy in full force and effect and continue to honor their respective obligations thereunder for the entire coverage period of the Tail Policy.

If Parent or the Surviving Corporation or any of their successors or assigns consolidates with or merges into any other entity in which it is not the continuing or surviving entity or transfers or conveys a majority of its assets to any third party, then such successors, assigns and transferees of Parent or the Surviving Corporation or their respective successors or assigns shall assume all of the obligations summarized in this section “—Directors’ and Officers’ Indemnification and Insurance.”

The persons covered by the provisions of the Merger Agreement described in this section are intended third-party beneficiaries with respect to such provisions.

Financing Cooperation. Boise shall and shall cause its subsidiaries to, at Parent’s sole expense, use commercially reasonable efforts to provide cooperation in connection with the arrangement of the Financing as is customary in connection with the arrangements of similar financings as may be reasonably requested by Parent. Such cooperation by Boise shall include, at the reasonable request of Parent, using commercially reasonable efforts to (a) (1) agree to enter into, as of the Effective Time, customary authorization and representation letters, (2) deliver, as of the Effective Time, such officer’s certificates, as are customary in financings of such type and as are, in the good faith determination of the persons executing such officer’s certificates, accurate, and (3) pledge, grant security interests in, and otherwise grant liens on, Boise’s assets pursuant to such agreements as may be reasonably requested, provided that no obligation of Boise thereunder shall be effective until the Effective Time, (b) provide to the lenders pertinent and customary financial and other information regarding Boise and its subsidiaries in Boise’s possession, in connection with the offerings of any debt securities contemplated by the Commitment Letters, (c) make Boise’s officers reasonably available to assist the lenders (including by participating in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, and reasonably cooperating with the marketing efforts of Parent and Purchaser and such lenders), (d) reasonably assist with the preparation of materials for rating agency presentations, offering documents, syndication documents (including bank information memoranda, private placement memoranda, prospectuses and lender and investor presentations), business projections and similar documents required in connection with the Financing, (e) obtain customary legal opinions and issue customary representation letters to auditors, (f) obtain customary accountants’ comfort letters and consents to the use of accountants’ reports relating to Boise, (g) assist Parent and Purchaser in obtaining corporate, credit and facility ratings from rating agencies for the Financing and assist Parent and Purchaser in obtaining other customary documentation and items relating to the Financing, (h) furnish requested documentation and other information required by governmental authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2001, (i) arrange for documentation reasonably facilitating the pledging of collateral (including requesting customary payoff letters, releases, lien terminations, waivers, consents, estoppels, approvals as may be required in connection therewith and instruments of discharge) to be delivered at the Acceptance Time relating to all indebtedness to be paid off, discharged and terminated on the Acceptance Time, (j) use commercially reasonable efforts to take corporate actions reasonably necessary to permit the consummation of the Financing upon the Acceptance Time and to permit the proceeds thereof to be made available to Boise by Boise and its subsidiaries, (k) cooperate reasonably with the lenders’ due diligence, to the extent customary and reasonable, (l) otherwise reasonably cooperate in connection with the consummation of the Financing and (m) using commercially reasonable efforts to satisfy the conditions precedent set forth in the Financing Commitments to the extent the satisfaction of such conditions requires the cooperation of or is within the control of Boise. Parent shall promptly reimburse Boise for any reasonable and documented out-of-pocket expenses and costs incurred in connection with Boise’s or its affiliates’ obligations summarized under this section “—Financing Cooperation.” None of Boise or any of its subsidiaries, or any of their respective affiliates or any of their respective Representatives, shall have any responsibility for, or incur any liability to any person or entity under or in connection with, the arrangement of the Financing or any alternative debt financing that Parent may raise in connection with the Transactions, and Parent shall indemnify and hold harmless Boise and its subsidiaries and their respective affiliates and Representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Financing or any alternative debt financing and any information utilized in connection therewith (other than the financial statements of Boise and its subsidiaries and other information provided by or on behalf of Boise or its subsidiaries). The Merger Agreement provides that notwithstanding anything to the contrary contained therein, (i) neither Boise nor any of its subsidiaries will be required to pay any commitment or other similar fee or enter into any definitive agreement or incur any other liability or obligation in connection with the Financing (or any alternative financing) prior to the Effective Time and (ii) none of Boise or any of its subsidiaries will be required to take any action that will conflict with or violate Boise’s or such subsidiary’s organizational documents or any laws or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any contract to which Boise or any of its subsidiaries is a party.

Termination. The Merger Agreement may be terminated as follows:

•	prior to the Acceptance Time by written agreement of each of Parent and Boise;

•	by either Boise or Parent, if:

•	(A) as a result of the failure of any of the Offer Conditions, the Offer shall have terminated or expired in accordance with its terms (after giving effect to any extensions) without Purchaser having purchased any Shares pursuant to the Offer or (B) Purchaser shall not have purchased any Shares pursuant to the Offer on or prior to January 31, 2014 (the “End Date”); provided, that this right to terminate is not available to any party whose breach of the Merger Agreement has been the cause of, or resulted in, Shares not having been purchased pursuant to the Offer (the “Failure of Offer Condition Termination Right”);

•	any governmental authority of competent jurisdiction in the United States shall have enacted or issued any law or order, in each case such that the conditions set forth in the Merger Agreement to the parties’ obligations to consummate the Merger cannot be satisfied on or prior to the End Date, and such law or order shall have become final and non-appealable; provided that this right to terminate is not available to a party if the enactment or issuance of such law or order was primarily due to the failure of such party to perform any of its obligations under the Merger Agreement (the “Government Order Termination Right”);

•	by Boise:

•	prior to the Acceptance Time, if all of the following shall have occurred: (A) Parent or Purchaser shall have breached or failed to perform, as applicable, any of its representations, warranties, covenants or agreements contained in the Merger Agreement, (B) such breaches or failures to perform, individually or in the aggregate, shall have caused, or would reasonably be expected to cause, a Parent Material Adverse Effect and (C) such breaches or failures to perform are incapable of being cured by Parent or Purchaser prior to the End Date or, if such breach or failure to perform is capable of being cured by Parent or Purchaser prior to the End Date, Parent or Purchaser shall not have cured such breaches or failures to perform within thirty (30) days (but no later than the End Date) after receipt of written notice thereof from Boise; provided, that this right to terminate is not available to Boise if it is in material breach of its covenants or agreements set forth in the Merger Agreement (the “Parent Breach Termination Right”);

•	prior to the Acceptance Time, if all of the following shall have occurred: (A) Boise shall have complied in all material respects with the requirements summarized in the section “—Board Recommendation; Acquisition Proposals”, (B) Boise shall have entered into an Acquisition Agreement with respect to any Superior Proposal and (C) concurrently with entering into such Acquisition Agreement, Boise shall have paid the Termination Fee to Parent;

•	if Purchaser fails to commence the Offer in violation of the applicable terms of the Merger Agreement; provided, that this right to terminate is not available to Boise if it is in breach of its obligations under the Merger Agreement to file its Schedule 14D-9 within ten (10) days after the date of the initial public announcement of the Merger Agreement or if a material breach of Boise’s obligations under the Merger Agreement to furnish names and addresses of the owners of Shares and other related information shall have caused Purchaser to fail to commence the Offer in accordance with the applicable terms of the Merger Agreement;

•	by Parent or Purchaser:

•

prior to the Acceptance Time, if all of the following shall have occurred: (A) Boise shall have breached or failed to perform, as applicable, any of its representations, warranties, covenants or agreements contained in the Merger Agreement, (B) such breaches or failures to perform would cause certain Offer Conditions to not be satisfied and (C) such breaches or failures to perform are incapable of being cured by Boise prior to the End Date or, if such breaches or failures to perform are capable of being cured by Boise prior to the End Date, Boise shall not have cured such breaches or failures to perform within thirty (30) days (but no later than the End Date) after receipt of written notice thereof from Parent or Purchaser; provided, that this right to terminate is not available to Parent or Purchaser if either of them is in material breach of its covenants or agreements set forth in the Merger Agreement (the “Boise Breach Termination Right”);

•	prior to the Acceptance Time, if either of the following shall have occurred: (A) the Boise Board shall have effected a Change in Recommendation or (B) Boise shall have entered into any Acquisition Agreement with respect to any Acquisition Proposal.

Effect of Termination. If the Merger Agreement is terminated, the Merger Agreement shall become void and have no effect, and no party to the Merger Agreement shall have any liability to any other such party or such other party’s affiliates, directors, officers, securityholders, partners, agents or employees in connection with the Merger Agreement, subject to certain exceptions specified in the Merger Agreement, including, without limitation, the applicable remedies described below in the Section “—Termination Fees”, which will survive termination of the Merger Agreement and provided that termination of the Merger Agreement will not relieve any party from any liability in the case of willful and material breach of the Merger Agreement or fraud or willful misconduct prior to termination of the Merger Agreement.

Termination Fees.

Boise has agreed to pay Parent a termination fee of $44,835,000 in cash (the “Company Termination Fee”), if the Merger Agreement is terminated:

•	by Boise because prior to the Acceptance Time the Boise Board has determined to enter into an Acquisition Agreement with respect to a Superior Proposal in accordance with the Merger Agreement, and subject to the terms and conditions described above in the section “—Board Recommendation; Acquisition Proposals;”

•	(a) (i) by Boise or Parent pursuant to the Failure of Offer Condition Termination Right at a time when the sole Offer Condition that has failed to be satisfied is the Minimum Condition (provided that the Termination Fee will not be payable if Parent would be prohibited from terminating the Merger Agreement because Parent’s breach of the Merger Agreement has been the cause of, or resulted in, Shares not having been purchased pursuant to the Offer); (ii) by Parent or Purchaser because the Boise Board has effected a Change in Recommendation; or (iii) by Parent pursuant to the Boise Breach Termination Right, (b) there has been (x) in the case of a termination in the circumstances described in clause (i) or (ii) above, publicly disclosed prior to the date of termination of the Merger Agreement or (y) in the case of a termination in the circumstances described in clause (iii) above, submitted to senior management of Boise or the Boise Board or publicly disclosed prior to the date of termination of the Merger Agreement, an Acquisition Proposal that remains outstanding and not withdrawn as of five (5) Business Days prior to the date of termination of the Merger Agreement and (c) within twelve (12) months of such termination, Boise or one or more of its subsidiaries enters into a definitive agreement with respect to any Acquisition Proposal or Boise or one or more of its subsidiaries consummates any Acquisition Proposal; provided that, for purposes of this paragraph, references to “twenty percent (20%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”; or

•	by Parent or Purchaser because Boise shall have entered into any Acquisition Agreement with respect to any Acquisition Proposal.

Parent has agreed to pay Boise a reverse termination fee of $30,000,000 in cash (the “Parent Termination Fee”) if the Merger Agreement is terminated:

•	by Boise or Parent because Purchaser shall not have purchased any Shares pursuant to the Offer on or prior to the End Date and the waiting period (and any extensions thereof) applicable to the consummation of the Offer or the Merger under the HSR Act shall not have expired or otherwise been terminated at or prior to the Expiration Date (provided that the Parent Termination Fee will not be payable if Boise would be prohibited from terminating the Merger Agreement because Boise’s breach of the Merger Agreement has been the cause of, or resulted in, Shares not having been purchased pursuant to the Offer);

•	by Boise or Parent pursuant to the Government Order Termination Right with respect to the HSR Act or other antitrust or competition laws or resulting from any action by any governmental authority to enforce any such laws (provided that the Parent Termination Fee will not be payable if Boise would be prohibited from terminating the Merger Agreement because the enactment or issuance of such law or order was primarily due to the failure of Boise to perform any of its obligations under the Merger Agreement); or

•	by Boise pursuant to the Parent Breach Termination Right because Parent or Purchaser shall have breached or failed to perform its obligations described in the section “—Reasonable Best Efforts.”

Notwithstanding the rights described below in the section “—Availability of Specific Performance”, if the Company Termination Fee becomes payable and is paid by or on behalf of Boise as described in this section “—Termination Fees”, receipt of the Company Termination Fee as described in this section “—Termination Fees” is the sole and exclusive remedy of Parent and Purchaser under the Merger Agreement, and Boise, and any party who pays the Termination Fee on Boise’s behalf, shall have no further liability to Parent or Purchaser with respect to the Merger Agreement (including the Transactions) or the termination thereof, other than in the case of willful and material breach of the Merger Agreement or fraud or willful misconduct prior to termination of the Merger Agreement.

Notwithstanding the rights described below in the section “—Availability of Specific Performance”, if the Parent Termination Fee becomes payable and is paid by Parent as described in this section “—Termination Fees”, receipt of the Parent Termination Fee as described in this section “—Termination Fees” is the sole and exclusive remedy of Boise under the Merger Agreement, and Parent and Purchaser shall have no further liability to Boise with respect to the Merger Agreement (including the Transactions) or the termination thereof, other than (i) the Expense Reimbursement described below in the section “—Expense Reimbursement” and (ii) in the case of willful and material breach of the Merger Agreement or fraud or willful misconduct prior to termination of the Merger Agreement.

The parties to the Merger Agreement acknowledged that the agreements contained in the provisions described in this section “—Termination Fees” are an integral part of the Transactions and that, without those agreements, the parties would not have entered into the Merger Agreement. If Boise or Parent, as the case may be, fails to promptly pay any amount due as described in this section “—Termination Fees”, and either Parent or Boise, as the case may be, commences a suit that results in a judgment against the other party for payment of the fees described in this section “—Termination Fees”, such paying party shall reimburse the other party for its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit and any appeal thereto, together with interest on such amount.

Expense Reimbursement. Notwithstanding anything else in the Merger Agreement to the contrary, if the Merger Agreement is terminated by Boise or Parent pursuant to its terms, other than a termination of the Merger Agreement by Parent because Boise has breached or failed to perform, and not timely cured (if capable of cure) according to the terms of the Merger Agreement, any of its representations, warranties, covenants or agreements contained in the Merger Agreement, then Parent shall pay (or shall have paid on its behalf) to Boise expense reimbursement of $10,000,000 (the “Expense Reimbursement”) in cash. Parent acknowledged that the agreements contained in the provisions described in this section “—Expense Reimbursement” are an integral part of the transactions contemplated by the Merger Agreement and that, without these agreements, Boise would not have entered into the Merger Agreement. If Parent fails promptly to pay any reimbursement amount due described in this section “—Expense Reimbursement” and, in order to obtain such payment, Boise commences a suit that results in a judgment against Parent for such reimbursement amount, Parent shall pay to Boise its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on such amount. Payment of the Expense Reimbursement to Boise by or on behalf of Parent shall not relieve Parent or Purchaser of any other liability with respect to the Merger Agreement (including the Transactions) or the termination thereof.

Publicity. The parties agreed that, except to the extent disclosure may be required by law or applicable securities exchange rules and regulations or listing standards, Boise and Parent shall agree on the form and content of any initial press release and, except with the prior written consent of the other (which consent shall not be unreasonably withheld, delayed or conditioned), shall not, and shall cause their respective affiliates and Representatives not to, issue any other press release or other public statement or communication with respect to the Merger Agreement or the Transactions. This agreement regarding public disclosures will have no further force or effect in the event that the Boise Board has effected a Change in Recommendation.

Availability of Specific Performance.

The parties to the Merger Agreement agreed that irreparable harm would occur if any of the provisions of the Merger Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached. Accordingly, the parties agreed that, without posting bond or other undertaking, the parties to the Merger Agreement shall be entitled to injunctive or other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and that, by seeking any remedy provided for in the provisions described in this section “—Availability of Specific Performance”, a party shall not in any respect waive its right to seek any other form of relief that may be available to such party under the Merger Agreement and that nothing contained in the provisions described in this section “—Availability of Specific Performance” shall require any party to institute any action for (or limit such party’s right to institute any action for) specific performance before exercising any other right under the Merger Agreement.

Expenses. Except as otherwise expressly provided in the Merger Agreement, whether or not the Transactions are consummated, all costs and expenses incurred in connection with the Merger Agreement and the Transactions are to be borne by the party incurring such expenses; provided, that Parent shall bear the HSR Act filing fee and the other out-of-pocket costs and expenses payable in connection with the actions described in the section “—Reasonable Best Efforts” above.

Governing Law. The Merger Agreement is governed by the laws of the State of Delaware.

Confidentiality Agreement

On September 6, 2013, Boise Paper Holdings, L.L.C. (“BPH”) and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”) in connection with a possible negotiated transaction between the parties and/or their affiliates. Under the Confidentiality Agreement, Parent agreed, subject to certain exceptions, (i) to keep confidential any information disclosed by Boise, BPH or their affiliates to Parent, (ii) to refrain from entering into any exclusivity or other agreement or arrangement with any commercial bank or any affiliate of any commercial bank, other than with respect to Bank of America and BAML (solely in their roles as buy-side advisors and buyer financing sources for a potential acquisition of Boise) that could reasonably be expected to impair the ability of such commercial bank or its affiliates to serve as a financing source to any other person considering a potential acquisition of Boise or that would impair the ability of Bank of America, BAML or their affiliates to serve as advisor and/or financing source to Boise other than with respect to the possible negotiated acquisition of Boise by Parent and (iii) to certain employee non-solicitation provisions for a period ending on May 2, 2015. This summary of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (d)(2) to the Schedule TO filed with the SEC, and is incorporated by reference herein.

Other Arrangements. In the ordinary course of business, Parent trades containerboard on a ton-for-ton basis with other manufacturers, including Boise. During 2012, Parent traded approximately 40,000 tons with Boise and during the period beginning January 1, 2013 through August 31, 2013, Parent traded approximately 40,000 tons with Boise. Trades are invoiced using the list price reported in a trade publication, which averaged $710 per ton in 2012 and $795 per ton in 2013. In addition to these trades, Parent sold approximately $13 million of containerboard products to Boise affiliates during 2012.

11. Purpose of the Offer; Plans for Boise

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, Boise. The Offer, as the first step in the acquisition of Boise, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, subject to the satisfaction or waiver of the conditions to the obligations of Parent and Purchaser to effect the Merger contained in the Merger Agreement, Purchaser intends to consummate the Merger immediately following the Acceptance Time.

Holders of Shares who tender their Shares into the Offer will cease to have any equity interest in Boise and will no longer participate in the future growth of Boise. If the Merger is consummated, the current holders of Shares will no longer have an equity interest in Boise and instead will only have the right to receive an amount in cash equal to the Offer Price or, to the extent that holders of Shares are entitled to and have properly demanded appraisal in connection with the Merger, the amounts to which such holders of Shares are entitled in accordance with Delaware law.

Merger Without a Vote. If the Offer is consummated, we do not anticipate seeking the approval of Boise’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation owns at least the amount of shares of each class of stock of the target corporation that would otherwise be required to adopt a merger agreement for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the stockholders of Boise in accordance with Section 251(h) of the DGCL.

Appraisal Rights. Under the DGCL, holders of Shares do not have appraisal rights as a result of the Offer. In connection with the Merger, however, stockholders of Boise will have the right to demand appraisal of their Shares under the DGCL. Stockholders who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price per Share paid in the Merger and the market value of the Shares. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Stockholders should recognize that the value so determined could be the same as, or higher or lower than the price per Share paid pursuant to the Offer or the consideration per Share to be paid in the Merger. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the

Offer or the Merger. Stockholders also should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.

Plans for Boise. The Merger Agreement provides that, following the consummation of the Offer and subject to the conditions set forth in the Merger Agreement, we will be merged with and into Boise and that, following the Merger and until thereafter amended, our certificate of incorporation as in effect immediately prior to the Effective Time will be the certificate of incorporation of the surviving corporation and at the Effective Time our bylaws will be the bylaws of the surviving corporation until thereafter amended.

Our directors immediately prior to the Effective Time will become the only directors of the surviving corporation at the Effective Time and Boise’s officers immediately prior to the Effective Time will continue as the officers of the surviving corporation at the Effective Time. Also, assuming Purchaser purchases a majority of the outstanding Shares pursuant to the Offer, Parent will be entitled to exercise its rights under the Merger Agreement to obtain pro rata representation (rounded up to the nearest number of directors) on, and control of, the Boise Board. See Section 10—“The Merger Agreement; Other Agreements—Merger Agreement—The Merger.”

We will continue to evaluate the business and operations of Boise during the pendency of the Offer and the Merger and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of Boise’s business, operations, capitalization and management with a view to optimizing development of Boise’s potential in conjunction with Parent’s existing businesses. Plans may change based on further analysis including changes in Boise’s business, corporate structure, charter, bylaws, capitalization, board of directors, management, officers, indebtedness or dividend policy, although, except as disclosed in this Offer to Purchase, we and Parent have no current plans with respect to any of such matters.

Except as described above or elsewhere in this Offer to Purchase, neither we nor Parent has any present plans or proposals that would relate to or result in (i) any extraordinary transaction involving Boise or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of Boise or any of its subsidiaries, (iii) any change in the Boise Board or management of Boise, (iv) any material change in Boise’s capitalization or dividend rate or policy or indebtedness, (v) any other material change in Boise’s corporate structure or business, (vi) any class of equity securities of Boise being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association or (vii) any class of equity securities of Boise becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

12. Certain Effects of the Offer

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction of the remaining condition set forth in the Merger Agreement, we, Parent and Boise will consummate the Merger as soon as practicable. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Market for Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Parent and its affiliates. Neither Parent nor its affiliates can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

NYSE Listing. The Shares are listed on the NYSE. Depending upon the number of Shares purchased pursuant to the Offer and the number of Boise stockholders remaining thereafter, the Shares may no longer meet the requirements of the NYSE for continued listing and may be delisted from the NYSE. According to the published NYSE guidelines, the NYSE would consider delisting the Shares if, among other things, (i) the total number of holders of Shares falls below 400, (ii) the total number of holders of Shares falls below 1,200 and the average monthly trading volume for the Shares is less than 100,000 for the most recent 12 months or (iii) the number of publicly held Shares (exclusive of holdings of Shares held by officers or directors of Boise and their immediate families and other concentrated holdings of 10% or more) should fall below 600,000. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NYSE for continued listing and such listing is discontinued, the market for Shares could be adversely affected.

If the NYSE were to delist the Shares, it is possible that Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or other sources. The extent of the public market for Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the publicly traded Shares remaining at such time, the interest in maintaining a market in Shares on the part of securities firms, the possible termination of registration under the Exchange Act (as described below), and other factors. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of Shares or whether it would cause future market prices to be greater or less than the Offer Price. Trading in Shares will cease upon the Effective Time if trading has not ceased earlier as discussed above.

After the consummation of the Offer, Parent may cause Boise to take all action necessary to be treated as a “controlled company,” as defined by Section 303A.00 of the NYSE Listing Manual (or any successor provision), which means that Boise would be exempt from the requirement that the Boise Board be composed of a majority of “independent directors” and the related rules covering the independence of directors serving on the nominating and corporate governance committee and the compensation committee of the Boise Board. The controlled company exemption does not modify the independence requirements for Boise’s audit committee or the requirements of the Merger Agreement relating to independent directors and the independent director committee. See Section 10—“The Merger Agreement; Other Agreements—Merger Agreement—Boise’s Board of Directors.”

Margin Regulations

The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using the Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

13. Source and Amount of Funds

We estimate that we will need approximately $1.995 billion to purchase all of the Shares pursuant to the Offer, to consummate the Merger (which estimate includes, among other things, payment in respect of outstanding in-the-money options), to refinance existing indebtedness of Boise and to pay related fees and expenses. Parent will provide us with sufficient funds to purchase all Shares validly tendered in the Offer and will provide funding for our acquisition of the remaining Shares in the Merger and related fees and expenses. Parent expects to fund such cash requirements from a combination of its available cash and committed financing facilities, as described below.

On September 16, 2013, Parent entered into a Commitment Letter (the “Commitment Letter”) with Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (together, the “Commitment Parties”)

pursuant to which the Commitment Parties committed, subject to the terms of the Commitment Letter, to (i) provide Parent with an up to $2.0 billion 364-day bridge term loan credit facility (the “Bridge Facility”) and (ii) arrange up to $1.65 billion of revolving and term credit facilities (the “Credit Facilities”). Additionally, it is contemplated Parent may issue up to $700 million in senior notes (the “Debt Offering”, and together with the Bridge Facility and the Credit Facilities, the “Debt Facilities”). Parent may issue such senior notes in lieu of a portion of the loans under the Bridge Facility and, if Parent chooses to borrow under the Bridge Facility, it may refinance all or a portion of the Bridge Facility at a later date. Any borrowings under the Credit Facilities would also be in lieu of the loans under the Bridge Facility. The proceeds from these borrowings or issuances will be used by Parent to pay a portion of the consideration to be paid in the Merger, to refinance existing indebtedness of Boise and to pay related fees and expenses. The commitment to provide the Bridge Facility is subject to certain conditions, including the absence of a Company Material Adverse Effect (as defined in the Merger Agreement, excluding clause (e) of such definition), the negotiation of definitive documentation and other customary closing conditions.

The revolving facility will mature five years after the closing date and is expected to bear interest at a rate tied to the prime rate under the Credit Facilities or LIBOR. The term credit facilities under the Credit Facilities would be divided into tranches with five and seven year maturities. The five-year term loan facility will mature five years after the closing date and is expected to bear interest at a rate tied to the prime rate or LIBOR. The seven-year term loan facility will mature seven years after the closing date and is expected to bear interest at a rate tied to the prime rate or LIBOR. The Bridge Facility will mature 364 days after the closing date and is expected to bear interest at a rate tied to the prime rate or LIBOR, subject to periodic adjustments. Parent may only borrow amounts under the Bridge Facilities or the Credit Facilities upon consummation of the Merger in connection with a successful Offer, in accordance with the terms of the Merger Agreement, prior to January 15, 2014. The Bridge Facility and Credit Facilities are also subject to other terms and conditions customary for commitments of this type.

The foregoing summary of the Commitment Letter does not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of the Commitment Letter, a copy of which is filed as Exhibit (b)(1) to the Schedule TO, which is incorporated herein by reference.

The Debt Facilities described in this document may not be considered assured. As of the date hereof, no alternative financing arrangements or alternative financing plans have been made in the event the Debt Facilities are not available at the expiration of the Offer. No plans have been made to finance or repay the Debt Facilities after the consummation of the transactions contemplated by the Merger Agreement.

The Offer is not conditioned upon any financing arrangements.

Purchaser believes that the financial condition of Purchaser and Parent is not material to a decision by a holder of Shares whether to sell, hold or tender such Shares in the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) the Offer is not subject to any financing condition, (iii) if Purchaser consummates the Offer, Parent will acquire any remaining Shares for the same cash price in the Merger as was paid in the Offer (i.e., the Offer Price) and (iv) we, through Parent, will have sufficient funds, through available cash and committed financing facilities, to purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer and to provide funding for the Merger and related fees and expenses.

14. Dividends and Distributions

The Merger Agreement provides that, without the prior written consent of Parent or as may be required by law, Boise will not, and will not permit any of its subsidiaries to, prior to the earliest of the Board Control Date, the Effective Time and the date on which the Merger Agreement is terminated, declare, set aside or pay any dividend or distribution on any Shares or other equity or voting interest of Boise. See Section 10—“Merger Agreement—Interim Operations.”

15. Conditions of the Offer

Notwithstanding any other provisions of the Offer, Purchaser will not be required to, and Parent will not be required to cause Purchaser to, accept for payment, purchase or, subject to applicable rules and regulations of the SEC, pay for any validly tendered Shares and may delay the acceptance for payment of, purchase, or subject to the restrictions referred to above, the payment for, any validly tendered shares if:

(i)	the Minimum Condition shall not have been satisfied at the Expiration Date;

(ii)	the waiting period (and any extensions thereof) applicable to the consummation of the Offer or the Merger under the HSR Act shall not have expired or otherwise been terminated at or prior to the Expiration Date (the “HSR Condition”);

(iii)	any of the following conditions shall exist or shall have occurred and is continuing as of immediately prior to the expiration of the Offer:

(a)	a national, regional or local governmental, legislative, judicial, administrative or regulatory authority, agency, commission, body or court, whether domestic or foreign (each a “Governmental Authority”) of competent jurisdiction in the United States shall have enacted, issued or promulgated any supra-national, national, regional, local or common law, statute, ordinance, rule, regulation, treaty, or any order, writ, judgment, injunction, settlement agreement, decree, stipulation, determination or award entered by or with any Governmental Authority (each an “Order”), judgment, decree, injunction or other legally binding obligation or requirement imposed by or on behalf of a Governmental Authority or issued or granted any Order enjoining or otherwise prohibiting or making illegal the consummation of the Offer or the Merger;

(b)

(A)(1) the representations and warranties of Boise contained in Section 5.1(a) (Organization), Section 5.2 (Authorization; Validity of Agreement; Company Action) and Section 5.21 (DGCL Section 203) of the Merger Agreement (together with the representations and warranties described in item (3) of this clause (a), the “Fundamental Representations”) shall not have been true and correct in all respects as of September 16, 2013 or shall not be true and correct in all respects as of the Expiration Date as though made on and as of the Expiration Date, (2) the representations and warranties of Boise contained in Section 5.19 (Brokers or Finders) of the Merger Agreement shall not have been true and correct in all material respects as of September 16, 2013 or shall not be true and correct in all material respects as of the Expiration Date as though made on and as of the Expiration Date and (3) the representations and warranties of Boise contained in Section 5.4(a) (Capitalization) of the Merger Agreement shall not have been true and correct (except for inaccuracies that would not result in an increase of one percent (1%) or more in the total consideration payable pursuant to Article 2, Article 3 and Article 4 of the Merger Agreement) as of September 16, 2013 or shall not be true and correct (except for inaccuracies that would not result in an increase of one percent (1%) or more in the total consideration payable pursuant to Article 2, Article 3 and Article 4 of the Merger Agreement) as of the Expiration Date as though made on and as of the Expiration Date (except to the extent they refer to another date, in which case such representations and warranties shall be so true and correct as though made on and as of such other date) or (B) the representations and warranties of Boise contained in Article 5 of the Merger Agreement (other than the Fundamental Representations) shall not have been true and correct in all respects as of September 16, 2013 or shall not be true and correct in all respects as of the Expiration Date as though made on and as of the Expiration Date (except to the extent they refer to another date, in which case they shall be true and correct in all respects as though made on and as of such other date); provided, however, that for purposes of determining the satisfaction of the condition set forth in clause (B) of this paragraph (b), no effect shall be given to any exception or qualification in such representations and warranties relating to “material”, “materiality”, “Company Material Adverse Effect” (other than the reference to Company Material Adverse Effect set forth in Section 5.7 (Absence of Certain Changes) of the Merger Agreement) or similar qualifier; provided, further, that the condition set forth in clause (B) of this paragraph (b) shall be deemed to have been satisfied unless the impact of the failure of any of such representations and warranties referred to in clause (B) of this paragraph (b) to be so true and correct would, individually or in the aggregate, have a Company Material Adverse Effect;

(c)	Boise shall have failed to perform or to comply in all material respects with the covenants and agreements required to be performed or complied with by it under the Merger Agreement at or prior to the Expiration Date

(d)	a change, event, occurrence or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect has occurred since September 16, 2013; or

(e)	the Merger Agreement shall have been properly and validly terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Purchaser and may be waived by Parent or Purchaser in whole or in part at any time and from time to time in their sole discretion (except that the Minimum Condition may not be waived), in each case subject to the terms of the Merger Agreement and applicable law. The Merger Agreement provides that the failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

As defined in the Merger Agreement, a “Company Material Adverse Effect” means any change, event, occurrence or development that has a material adverse effect on the business, results of operations, assets, liabilities or financial condition of Boise and its Subsidiaries, taken as a whole; provided, however, that none of the following shall constitute or be deemed to contribute to a Company Material Adverse Effect or shall otherwise be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be likely to occur: any adverse effect arising out of, resulting from or attributable to (a) changes or proposed changes in applicable Laws, GAAP or the interpretation or enforcement thereof, (b) changes in general economic, business, labor or regulatory conditions, or changes in securities, credit or other financial markets, in the United States or globally, or changes generally affecting the industries in which Boise or its Subsidiaries compete in the United States or globally, (c) changes in global or national political conditions (including the outbreak or escalation of war, military action, sabotage or acts of terrorism) or changes due to natural disasters, (d) the effects of the actions or omissions specifically required of Boise under the Merger Agreement (other than those actions or omissions required pursuant to Section 7.1 (Interim Operations) of the Merger Agreement) in connection with the transactions contemplated by the Merger Agreement, (e) the effects of any breach, violation or non-performance of any provision of the Merger Agreement by Parent or any of its Affiliates, (f) the negotiation, announcement or pendency of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the identity of, or the effect of any fact or circumstance relating to, Parent or any of its Affiliates or any communication by Parent or any of its Affiliates regarding plans, proposals or projections with respect to Boise, its Subsidiaries or their employees, (g) any item specifically disclosed in the SEC Documents or specifically disclosed in the reports and other documents furnished to the SEC by Boise or any of its Subsidiaries following January 1, 2011 and publicly available prior to September 16, 2013 (other than disclosures in any documents incorporated by reference therein, and other than any forward-looking statements or risk factors contained therein), (h) changes in the trading price or trading volume of Shares, provided that the underlying cause of such changes may be taken into account in determining whether a Company Material Adverse Effect has occurred, (i) any failure by Boise or its Subsidiaries to meet any revenue, earnings or other financial projections or forecasts, although the underlying cause of such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred, or (j) certain items set forth in the confidential disclosure schedule, except in the case of clauses (a), (b) and (c), to the extent that any such change, event, effect, occurrence, state of facts or development disproportionately affects Boise and its Subsidiaries when compared with other persons operating in the same industries in which Boise and its Subsidiaries operate. Without limiting the generality of the foregoing, a Company Material Adverse Effect shall be deemed to have occurred if any shutdown, idling or cessation of production of any of (i) the I1 paper machine at the International Falls, MN facility of Boise or its Subsidiaries, (ii) the J3 paper machine at the Jackson, AL facility of Boise or its Subsidiaries, or (iii) the D1 paper machine at the DeRidder, LA facility of Boise or its Subsidiaries shall have occurred and such shutdown, idling or cessation continued for, or would reasonably be expected to continue for, a period of sixty (60) consecutive days or more. For purposes of this definition, “Subsidiaries” means any individual, a corporation, a partnership, an association, a limited liability company, a joint venture, a trust or any other entity or organization, including a Governmental Authority (each a “Person”), any corporation, partnership, limited liability company, association, trust or other entity or organization (i) of which such Person directly or indirectly owns securities or other equity interests representing more than fifty percent (50%) of the aggregate voting power or (ii) of which such Person directly or indirectly possesses more than fifty percent (50%) of the right to elect directors or Persons holding similar positions, or (iii) any other Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

16. Legal Matters; Required Regulatory Approvals

General

Except as described in this Section 16, we are not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on our and Parent’s review of publicly available filings by Boise with the SEC and other information regarding Boise, we are not aware of any governmental license or regulatory permit that appears to be material to Boise’s business that might be adversely affected by our acquisition of Shares as contemplated in this Offer to Purchase or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by us as contemplated in this Offer to Purchase. However, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Boise’s business, or certain parts of Boise’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Conditions to the Offer.”

Certain Litigation Related to the Offer

Following the September 16, 2013 announcement of the Merger Agreement, two purported class action lawsuits were brought against Boise, the members of the Boise Board, Parent and Purchaser, captioned Ratley v. Boise, Inc., et al., C.A. No. 8933 (Sept. 20, 2013) and DCM Multi-Manager Fund, LLC v. Boise Inc., et al., C.A. No. 8944 (Sept. 25, 2013), which we refer to collectively as the Delaware actions. Collectively, the Delaware actions generally allege that the individual defendants breached their fiduciary duties to Boise’s public stockholders because, among other things, they allegedly obtained a price in the proposed acquisition of Boise by Parent and Purchaser that is inadequate and not the fair value that could be obtained under the circumstances for Boise’s public stockholders. The Delaware actions also generally allege that the Parent and Purchaser (and, in the case of one such action, Boise) aided and abetted those alleged violations. The plaintiffs purport to bring each of the Delaware actions on behalf of a class of Boise stockholders, and seek relief that includes injunctive relief and/or damages and an award of attorneys’ and experts’ fees and costs. Parent and Purchaser believe that each of the Delaware actions is without merit and intend to defend vigorously against all claims asserted.

State Takeover Statutes

A number of states (including Delaware, where Boise is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein. To the extent that certain provisions of certain of these state takeover statutes purport to apply to the Offer or the Merger, we believe there are reasonable bases for contesting such laws. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme

Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

Section 203 of the DGCL restricts an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with certain Delaware corporations for a period of three years following the time such person became an interested stockholder. These restrictions will not be applicable to us and Parent because the Boise Board has unanimously approved the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, including for purposes of Section 203. In addition, under Boise’s certificate of incorporation, Boise elected not to be governed by Section 203 of the DGCL.

We are not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and have not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement, we will use our reasonable best efforts to take, or cause to be taken, all action reasonably necessary so that the Offer, the Merger and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Offer, the Merger or the other transactions contemplated by the Merger Agreement. In the event it is asserted that one or more state takeover statutes are applicable to the Offer or the Merger and an appropriate court does not determine that it is or they are inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or might be delayed in continuing or consummating the Offer or the Merger. In such case, we might not be obligated to accept for payment or pay for any tendered Shares. See Section 15—“Conditions to the Offer.”

Antitrust Compliance

Under the HSR Act and the related rules and regulations that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information and documentary materials have been furnished to the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the acquiring person voluntarily withdraws and re-files to allow a second 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material.

On September 26, 2013, Parent filed a Premerger Notification and Report Form with the Antitrust Division and the FTC for review in connection with the Offer. Accordingly, the initial waiting period applicable to the purchase of Shares will expire at 11:59 p.m. (Eastern Time) on October 11, 2013, unless the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request from the FTC or the Antitrust

Division for additional information or documentary material from Parent prior to that time. If, before expiration or early termination of the initial 15 calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger will be extended for an additional period of 10 calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with Parent’s consent. The FTC or the Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration.

The FTC and the Antitrust Division will consider the legality under the antitrust laws of Parent’s proposed acquisition of Shares pursuant to the Offer. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Parent, Purchaser, Boise or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Purchaser believes that the consummation of the Offer will not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger.

Going Private Transactions

The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because we were not, at the time the Merger Agreement was executed, and are not, an affiliate of Boise (for purposes of the Exchange Act); it is anticipated that the Merger will be effected within one year following the consummation of the Offer; and, in the Merger, stockholders will receive the same price per Share as the Offer Price. Rule 13e-3 under the Exchange Act would otherwise require, among other things, that certain financial information concerning Boise and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders before the completion of a transaction.

Appraisal Rights

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14d-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and October 16, 2013, deliver to Boise a written demand for appraisal of Shares held, which demand must reasonably inform Boise of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL is included as Annex B to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

Stockholder Approval Not Required

Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement, and (3) at the time that the board of directors of the company to be acquired approves the merger agreement, no other party to the merger agreement is an “interested stockholder” under the DGCL. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Boise will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Boise. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Purchaser, Parent and Boise will take all necessary and appropriate action to effect the Merger as promptly as practicable without a meeting of stockholders of Boise in accordance with Section 251(h) the DGCL. See Section  10—“The Merger Agreement; Other Agreements.”

17. Fees and Expenses

Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as Dealer Manager in connection with the Offer. Parent has agreed to reimburse the Dealer Manager for certain expenses and to indemnify the Dealer Manager and related parties against certain liabilities in connection with the Offer. In the ordinary course of business, the Dealer Manager and its affiliates may trade Shares for their own accounts and accounts of customers, and, accordingly, may at any time hold a long or short position in the Shares.

Parent has retained Georgeson Inc. as Information Agent in connection with the Offer. The Information Agent may contact the stockholders of Boise by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominee stockholders to forward material relating to the Offer to beneficial owners of Shares. Parent will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for certain out-of-pocket expenses. Parent has agreed to indemnify the Information Agent and related parties against certain liabilities and expenses in connection with the Offer. In addition, Parent has retained Computershare Trust Company, N.A. as Depositary in connection with the Offer. Parent will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for certain out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection with the Offer.

Except as set forth above, none of Parent or Purchaser will pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee for soliciting tenders of Shares pursuant to the Offer. Parent will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

18. Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. However, we may, in our discretion, take such action as it may deem necessary to make the Offer comply with the laws of such jurisdiction and extend the Offer to holders of Shares in such jurisdiction in compliance with applicable laws.

No person has been authorized to give any information or to make any representation on behalf of us not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

We and Parent have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, a Solicitation/Recommendation Statement on Schedule 14D-9 is being filed with the SEC by Boise pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Boise Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information, and Boise may file amendments thereto. The Schedule TO and the Schedule 14D-9, including their respective exhibits, and any amendments to any of the foregoing, may be examined and copies may be obtained from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or may be accessed electronically on the SEC’s website at www.sec.gov and are available from the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase.

BEE ACQUISITION CORPORATION

September 26, 2013

SCHEDULE I

INFORMATION CONCERNING THE DIRECTORS AND

EXECUTIVE OFFICERS OF PARENT AND PURCHASER

Parent. The following table sets forth the name, citizenship, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of Parent. Unless otherwise indicated, the current business address of each person is c/o Packaging Corporation of America, 1955 West Field Court, Lake Forest, Illinois 60045 and the telephone number is (847) 482-3000.

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Mark W. Kowlzan Chief Executive Officer	U.S.	Chief Executive Officer and a director of Parent since July 2010. From 1998 through June 2010, led Parent’s containerboard mill system, first as Vice President and General Manager and then as Senior Vice President—Containerboard. From 1996 through 1998, served in various senior operating positions with Parent in its mill operations, including as manager of the Counce linerboard mill.

Paul T. Stecko Executive Chairman	U.S.	Chief Executive Officer of Parent from January 1999 to July 2010 and chairman of Parent’s board of directors since March 1999.

Thomas A. Hassfurther Executive Vice President— Corrugated Products	U.S.	Executive Vice President—Corrugated Products of Parent since September 2009. From February 2005 to September 2009, served as Senior Vice President—Sales and Marketing, Corrugated Products. Prior to that he held various senior-level management and sales positions at Parent and Tenneco Packaging.

Richard B. West Senior Vice President and Chief Financial Officer	U.S.	Chief Financial Officer of Parent since 1999 and as Senior Vice President since March 2002. From April 1999 to June 2007, served as Corporate Secretary. From 1995 through April 1999, served in various senior financial positions with Parent and Tenneco Packaging.

Thomas W.H. Walton Senior Vice President —Sales and Marketing, Corrugated Products	U.S.	Senior Vice President—Sales and Marketing, Corrugated Products since October 2009. Prior to that, served as Vice President and Area General Manager of Parent’s Central Area. He has also been Vice President and Area General Manager of Parent’s Midwest Area. Joined Parent in 1981 and has also held plant positions in production, sales, and general management.

Kent A. Pflederer Senior Vice President—Legal and Administration and Corporate Secretary	U.S.	Senior Vice President—Legal and Administration and Corporate Secretary since January 2013 and Vice President, General Counsel and Secretary of Parent since 2007.

Charles A. Carter Senior Vice President —Containerboard	U.S.	Senior Vice President —Containerboard since July 2013 and Vice President—Containerboard Mill Operations since January 2011. From March 2010 to January 2011, served as Parent’s Director of Papermaking Technology. Prior to joining Parent in 2010, spent 28 years with various pulp and paper companies in managerial and technical positions of increasing responsibility.

Cheryl K. Beebe Director	U.S.	Director of Parent since May 2008. Executive Vice President and Chief Financial Officer of Ingredion Incorporated (formerly named Corn Products International, Inc.), a manufacturer and seller of a number of ingredients to food and industrial customers and has served as Chief Financial Officer of Ingredion since February 2004.

S-1

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Hasan Jameel Director	U.S.	Director of Parent since May 2008. Ellis Signe Olsen Professor of pulp and paper technology at North Carolina State University and has served on the faculty at North Carolina State University since 1987.

Robert C. Lyons Director	U.S.	Director of Parent since August 2011. Chief Financial Officer of GATX Corporation, a rail, marine and industrial equipment leasing company, since November 2004 and as Senior Vice President of GATX since April 2007.

Samuel M. Mencoff Director	U.S.	Director of Parent since January 1999. Employed principally by Madison Dearborn Partners, LLC since 1993 and currently serves as Co-Chief Executive Officer.

Roger B. Porter Director	U.S.	Director of Parent since May 2005. The IBM Professor of Business and Government at Harvard University and has served on the faculty at Harvard University since 1977.

Thomas S. Souleles Director	U.S.	Director of Parent since September 2010, and previously served as Director of Parent from 1999 to 2008. Employed principally by Madison Dearborn Partners, LLC since 1995 and currently serves as a Managing Director concentrating on investments in the basic industries sector.

James D. Woodrum Director	U.S.	Director of Parent since May 2009. Member of the faculty of the Wisconsin School of Business at the University of Wisconsin—Madison and consultant since 2007.

Purchaser. The following table sets forth the name, citizenship, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of Purchaser. Unless otherwise indicated, the current business address of each person is c/o Packaging Corporation of America, 1955 West Field Court, Lake Forest, Illinois 60045 and the telephone number is (847) 482-3000.

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Mark W. Kowlzan Director and President	U.S.	See above.

Richard B. West Vice President and Treasurer	U.S.	See above.

Kent A. Pflederer Secretary	U.S.	See above.

Paul T. Stecko Director	U.S.	See above.

S-2

Facsimile copies of Letters of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, Certificates and any other required documents should be sent or delivered by each stockholder of Boise or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

By Mail:	By Hand or Courier:
Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions, Suite V 250 Royall Street Canton, MA 02021

You may direct questions and requests for assistance to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. You may obtain additional copies of this Offer to Purchase, the related Letter of Transmittal and other tender offer materials from the Information Agent as set forth below, and they will be furnished promptly at Parent’s expense. You also may contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

Stockholders Call Toll Free: (866) 295-3782

Banks and Brokers Call Toll Free: (800) 223-2064

The Dealer Manager for the Offer is:

BofA Merrill Lynch

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Bank of America Tower

One Bryant Park

New York, New York 10036

Call Toll Free: (888) 803-9655